Century ALUMINUM


05061893



Measures of Our Progress

Annual Report 2004



Bauxite mining, *Jamaica*

1998

…structuring plan completed.
…ll operates at lower …lume, but produces …eater proportion … high-value rolled …oducts. Price …alizations for rolled …oducts rise 30-…rcent.

1999

Fabricating operations repositioned.
Century gains share in growing premium markets, especially aerospace and transportation, greatly enhancing asset values.

Corporate strategy review completed.
Study finds that rolling operations require large infusion of capital and research and development expense to remain competitive. Competitive disadvantage becomes impetus for strategic shift to primary aluminum production.

Sheet and plate mills are sold.
Sale facilitates shift to primary aluminum and captures enhanced value of fabricating businesses. Sale proceeds are used to retire all debt.

2000

Remaining proceeds used to raise share in the Mt. Holly plant.
Transaction is first step in process for Century to become a larger and lower cost primary aluminum producer.

2001

Hawesville acquisition completed.
Century's 80-percent share in the plant raises its primary aluminum capacity to 465,000 metric tonnes per year (mtpy) and reduces cash operating costs by about $0.04 a pound.

2002

Costs move lower.
About 65-percent of the metal produced by the company is sold under long-term contracts to three large, reliable customers, producing important cost-savings in transportation, casting and marketing.



Potline, *Hawesville*



Berlie Monica, *Gramercy*

Table Of Contents

Profile



[illegible], *Hawesville*

Century presently owns 615,000 metric tonnes per year (mtpy) of primary aluminum capacity. The company owns and operates a 244,000 mtpy plant at Hawesville, Kentucky; a 170,000 mtpy plant at Ravenswood, West Virginia; and a 90,000 mtpy plant at Grundartangi, Iceland that is being expanded to 212,000 mtpy. The company also owns a 49.67-percent interest in a 222,000 mtpy reduction plant at Mt. Holly, South Carolina. Alcoa Inc. owns the remainder of the plant and is the operating partner. With the completion of the Grundartangi expansion, Century's total capacity will stand at 737,000 mtpy by late 2006.

Century also holds a 50-percent share of the 1.25 million mtpy Gramercy Alumina refinery in Gramercy, Louisiana and related bauxite assets in Jamaica. Century's corporate offices are located in Monterey, California.

Financial Highlights

(In millions except per pound amounts)	*Years ended December 31*	
	2004	*2003*
Net Sales	$ 1,060.7	$ 782.5
Operating Income	151.6	27.2
Cash Flow from Operations	105.8	87.4
Average Realized Price per Pound Sold	0.83	0.69
Pounds of Primary Aluminum Produced	1,318.1	1,126.5

Marking our Progress

Century Aluminum Company was conceived as a small integrated aluminum company – alumina, primary aluminum and rolled products. By the time of its initial public offering in 1996, the company had sold its alumina operations and was focusing on the can sheet part of its rolling business.

The timeline illustrates the company's growth, its ability to execute clearly defined strategies and its willingness to change them when market realities and the company's financial capabilities dictated.



1996

Century becomes publicly owned. Company lists on the NASDAQ market with the symbol CENX.

1997

Study finds Ravenswood rolling mill is not cost competitive. Innovative operating plan reduces production, withdraws Century from the can sheet market and focuses the mill on high-value, specialty products. A $28 million project to double heat-treated plate capacity is launched.



Alumina unloading, *Hawesville*



SEC MAIL PROCESSING
RECEIVED
JUL 19 2005
WASH, D.C. 186 SECTION

Century purchases Glencore's 20-percent share of Hawesville plant.
Century's annual capacity rises by 48,000 mtpy to 515,000 mtpy.

Century purchases Norðurál ehf., which owns a 90,000 mtpy primary aluminum plant in Iceland.
Century commences expansion to 212,000 mtpy which is to be completed by 2006.

Public is offered 9 million shares of common stock.
Century receives proceeds of $209 million from the offering.

Bauxite and alumina assets acquired.
Company successfully bids, with Noranda Inc., to acquire 1.25 million mtpy alumina refinery in Louisiana and related bauxite mining assets in Jamaica from Kaiser Aluminum.

Domestic debt is refinanced.
Century's borrowing rate is lowered from 11.75% to slightly over 5%, extending maturities and creating greater financial flexibility. Transaction reduces interest expense by $16 million a year before taxes.

Primary Aluminum Capacity in thousands of metric tonnes

800
700
600
500
400
300
200
100
0

2003
2004
2005
2006



Aluminum billets, *Mt. Holly*



A. Davis
of the Board
Executive Officer

Dear Shareholder:

2004 was an outstanding year for Century Aluminum. We generated record earnings, grew financially stronger, larger and more diverse and attained greater levels of operating efficiency.

Our progress was helped by healthy fundamentals for aluminum, as global demand rose nine-percent and metal prices on the LME rose 20-percent. As a result of this and our Norðurál acquisition, sales were a record $1.1 billion, while operating income grew to a record $151.6 million, a five-fold increase over 2003.

We also took several steps to strengthen the company and position Century for a more promising future.

Growth and Geographic Diversification

In April we acquired Norðurál ehf., which operates a world-class primary aluminum plant at Grundartangi, Iceland. This increased our primary aluminum capacity by 90,000 metric tonnes per year (mtpy) to 615,000 mtpy and further reduced our average cost to produce primary aluminum. The acquisition also adds geographic diversity to our asset base – a long-standing corporate objective.

In May, we broke ground on an expansion to more than double the capacity of the Grundartangi plant to 212,000 mtpy. The $454 million project will be completed by late-2006 and will further reduce our average operating costs.

Recently concluded agreements to purchase additional power could permit Norðurál to expand the plant's capacity to 220,000 mtpy by mid-2007 and to 260,000 mtpy by the end of 2008. Certain conditions remain to be satisfied with respect to these agreements.

New potroom structure, *Norðurál*





Sigurbjörg Ellen Ottesen, *Norðurál*

"The aluminum-producing capacity of the Norðurál plant in Iceland is being more than doubled to 212,000 metric tonnes per year. The $454 million expansion project will be completed by mid-to-late 2006 and will further reduce our average operating costs"





Greater Financial Flexibility

In August, we refinanced our U. S. debt, which lowered the company's borrowing rate from 11.75% to slightly more than 5%, reducing our pre-tax interest expense by about $16 million a year. The refinancing also extended debt maturities and created greater financial flexibility for the company.

Orkuveita Reykjavikur and Hitaveita Suðurnesja will generate all the electric power for the Norðurál expansion from geothermal sources. The power will be produced at relatively small plants that minimize environmental disruption. Shown here is the Nesjavellir power plant operated by Orkuveita Reykjavikur.

In February 2005, Norðurál executed a new $365.0 million senior term loan facility. Along with operating cash flow, the facility will be used to finance the expansion. The expiring term loan was also refinanced with this new facility.

Secured Alumina Supplies

We acquired a 50-percent share in an alumina refinery at Gramercy, Louisiana and associated bauxite reserves in Jamaica. The action was taken to secure critical, long-term supplies of alumina for our reduction plant at Hawesville, Kentucky. Noranda Aluminum, our partner in the venture, operates an aluminum reduction plant in Missouri that also uses alumina produced at the refinery.

The Gramercy plant has the capacity to produce 1.25 million metric tonnes (mt) of alumina a year. Century and Noranda each purchase approximately 500,000 mt of the output annually for their respective primary aluminum plants. The remaining production is sold to third parties. These "upstream" assets were purchased as part of the Kaiser Aluminum bankruptcy proceedings. Century and Noranda each paid $11.5 million for a one-half share of the assets.

Record Metal Production at Lower Unit Cost

Our four reduction plants met or exceeded their performance goals. Total metal shipments rose to a record 1.32 billion pounds,

17-percent over the previous record of 1.13 billion pounds shipped in 2003.

Increased metal production at lower unit cost reflects the positive effects of the Norðurál acquisition and the outstanding work of our employees in raising production efficiencies and controlling costs.

Certain cost increases, including higher power costs at Mt. Holly, were largely beyond our control. Century was also impacted by poor quality coke, the carbon material from which anodes for the reduction process are made. We have successfully adapted our anode-making processes to the lower-quality coke and offset most of the adverse cost impact.



Mike Kudijaroff, *Gramercy*

Forward Pricing Plan for Metal

In the robust markets of the fourth quarter of 2004, we agreed to a significant hedge of our metal for the period from 2006 to 2010. A substantial portion of our capacity, though, remains unhedged, allowing us to participate in stronger markets that may occur.

The hedge is consistent with our strategy to remain cash flow positive during inevitable downturns in our cyclical business, while maintaining our ability to participate in market up-cycles.

In addition to the strong world demand and resulting favorable prices for aluminum, our performance in 2004 also reflects the steady progress we are making toward becoming a larger and more cost competitive producer of primary aluminum.

Our successive steps toward that goal are described in the timeline that appears on the inside front cover of this report.



Bill Morgan, *Hawesville*

U.S. Competitive Challenges

Our strategy is to grow our primary aluminum production capacity, to lower our production costs and to expand upstream into the bauxite and alumina segments of our industry.

Primary aluminum production in the United States has been in steady decline. We want to continue to produce primary aluminum domestically, but we face enormous cost pressures. For our U.S. plants to remain viable, we must continue to aggressively manage each of their cost elements.

Shelly Lair, *Monterey*



This year's report illustrates how our employees are performing their jobs with great skill and pride. More than ever before our employees recognize that we must compete in a global business whose production base is shifting toward low-cost regions of the world.

Special Recognitions

I wish to recognize the special contributions of Bill Hampshire, who retired from our board of directors in 2004. His highly respected knowledge of the aluminum industry and his sure-handed management skills greatly benefited the company during our transitional years.

Jack Thompson, former CEO of Homestake Mining Company, has been elected to the board of directors. He brings extensive business leadership to our board and a superb reputation within the metals industry.

I would also like to recognize the support and diligence of our directors, and the efforts of our small corporate staff and the skilled outside advisors who worked together to complete an extraordinary number of significant transactions. Their workloads were large and their performance distinguished.

Allen Wells, *Hawesville*



We have been especially pleased with Iceland's business environment, financial institutions, technological capabilities and work ethic. We have awarded nearly all of the engineering and construction work associated with our expansion there to highly competent Icelandic firms.

We made significant progress in 2004 and the opportunities ahead are encouraging. The worldwide use of aluminum in transportation, packaging, electricity distribution, building and construction and other key applications is increasing, and we believe that this trend will continue.

We appreciate the continued support of our shareholders, customers and the many others who contributed to our successes in 2004.

Sincerely,

Craig A. Davis
Chairman of the Board
Chief Executive Officer

May 2, 2005



Dagmar Atlanta Clothier, *Norðurál*



Ore ship, *Jamaica*


Mike Tanchuk

Tanchuk, *Hawesville*

"Increasing metal production by up to 10 million pounds a year by improving energy efficiency is the goal of a cross-functional team at Century's Hawesville reduction plant in Kentucky"



Torfi Guðmundsson, *Norðurál*

Supporting the company's performance in 2004 were thousands of daily efforts to manage and operate the company more competitively, efficiently and safely. The skills, dedication and creative enthusiasm of our employees have contributed greatly to our success. The following pages highlight a few of the many outstanding efforts made during the year.

New Path to Current Efficiency

Greater energy efficiency is the goal of a cross-functional team at the Hawesville reduction plant. Attaining the goal could increase metal production by up to 10 million pounds a year. The team has targeted cell stability as the path to greater efficiency. To achieve greater stability, the team is focused on controlling liquid level, bath chemistry and anode settings and instituting a series of cell-care protocols. The team is well along long toward raising efficiency by the goal of two percentage points. *Team members from left: Don Shelman, Matt Powell, Erv Richardson, Bill Morgan, Mike Tanchuk and Allen Wells. Not pictured: Craig Hall and Don Whitmore.*





Restoring Anode Life

Anodes used in the primary aluminum process are made of coke, a carbon by-product of refining gasoline from crude oil. Changes in refining practices to raise gasoline yields have reduced coke quality, which in turn has reduced anode quality and raised anode consumption. At Ravenswood, anode life was shortened by eight-percent. Working with carbon particle size and by adjusting the anode production process and cell control, a Ravenswood team is progressing toward restoring anode life to former levels. Savings are expected to reach $3 million a year. *Team members from left are Rocky Stewart, Steve Beha and Ralph Thompson.*



Alumina plant, *Gramercy*



Reduced Repair Time

Various types and sizes of vehicles are integral, not just supportive, to the primary aluminum process. The Ravenswood plant, for instance, employs a fleet of 138 vehicles, ranging from a golf-style cart to a 22-ton metal carrier.

In 2004, the Reduction Garage, which is responsible for maintaining the fleet, installed an innovative and flexible hydraulic lift system that provides safe, easy access to the underside of various sized vehicles. Purchasing the equipment was the suggestion of Jeremy Coleman, garage mechanic, based on his military experience. Maintenance savings are substantial. The new equipment, for example, cuts the time to replace or repair a large transmission by two-thirds. *Reduction Garage employees at Ravenswood include Todd Smith, Bob Morgan and Jeremy Coleman.*

Bauxite Supplies Maintained

Bauxite loading equipment failed at Century's jointly owned St. Ann port facility in Jamaica in October 2004, shortly after it was acquired. The failure interrupted bauxite shipments to the Gramercy refinery in Louisiana with the potential to seriously limit production and restrict alumina supplies to Century's Hawesville reduction plant.



Alumina production was maintained at high levels, however, due to rapidly completed temporary repairs to the conveyor system. Crews worked around the clock to repair the damaged conveyor. At the same time, the refinery received an increase in supplemental supplies of bauxite from the Defense Logistics Administration's stockpile at the Gramercy refinery. Bauxite from the stockpile was dried and shipped at a rate of 5500 short tons a day – twice the normal rate. *Representing the bauxite supply team are Pete Madera, Gary Caro, and Jeff Whitney.*

High-Pressure Savings

Four high-pressure decanters at Century's jointly owned Gramercy refinery are used to separate various forms of alumina. This results in significant energy savings from eliminating the need to heat the trihydrate stream, representing about 75-percent of the decanter fee, to a monohydrate extraction temperature of 465° F. *On the Gramercy team are Patricia Landry, Kenneth Hymel, and James Wilson.*



Crucibles Come Clean at Hawesville



Refractory lined vessels called crucibles are the mainstays for transporting molten aluminum during the production process. The metal and accompanying slag create an aggressive environment inside the crucibles. The crucibles require regular maintenance to remove excess metal and slag and to perform safety checks on the liner material.

The cleaning/inspection process for crucibles has been mechanized at Hawesville Operations using a device purchased from a shuttered reduction plant. The nearly new "cruce cleaner" was reconditioned and updated by its original manufacturer. The cleaner eliminates the strenuous aspects of the maintenance process and reduces crucible downtime. *Team members from left are: John Beaver, Mike Tanchuk, Franklin Dupree, Jason McCarty and Paul Goodall.*



Alumina Sized Right

Alumina crystals can vary in particle strength. During handling, the crystal may be fractured, increasing the amount "fine" alumina that causes handling problems and adversely affects metal production in the reduction cells.

Century's jointly owned Gramercy refinery has completed an extensive precipitation review that has reduced fracture rates by more than 30-percent. *Representing the precipitator team are from left: Allen Dennis, Berlie Monica, Mike Kudijaroff, and Sal Denova.*

Norðurál Furnaces Switch to Electric Power

Century's Norðurál unit converted the energy source for heating one of two 60-metric tonne holding furnaces in its casthouse from imported oil to electricity. The electrically heated furnace reduces workstation noise levels and operates more efficiently by substantially reducing slag formation.

Energy cost savings are about $150,000 a year, producing a 24-month payback on the cost of conversion. Norðurál plans to convert the existing second holding furnace to electric heat. The holding furnaces being installed as part of its current expansion project also will use electricity.

Freysteinn Barkarson in the Norðurál casthouse.



Casthouse, *Ravenswood*



Value Added Metal

Century has developed an economical, yet precise process for producing a value-added, silicon-based alloy at its Ravenswood casthouse. The alloy commands a price premium over commodity grade metal and is winning market acceptance in several key applications, such as aluminum-clad steel used in truck mufflers and culvert. Sales are approaching a rate of nearly 5-million pounds a year and the outlook for added growth is positive.

Powerhouse Safety



The 17-employees who staff the powerhouse at Century's jointly owned Gramercy refinery completed three years of work without a single injury. *Representing the staff here are Kenneth Butler and Mark Brignac.*



Personal Care for Tsunami Relief

Century Aluminum of West Virginia and Local 5668 of the United Steelworkers of America joined together to supply needed relief to Tsunami survivors. Local families and their neighbors and friends at the Ravenswood Operations collected and packaged nearly 3,500 "Gift of the Heart" personal care kits for the survivors. Containing such daily essentials as toothpaste, soap and towels, the kits, and other needed items, are being distributed through the World Church Service into an area stretching from Indonesia to East Africa. The Ravenswood relief effort was staged in the plant storeroom. *Representing the hundreds of local participants and supporters are from left: Denise Miller, storeroom attendant; Kim Butler, financial accountant with daughters Kaylin and Ireland; Christine Dowdy; Clarence Deel, millwright; and Jim Dowdy, electrical engineer, with son James.*

Norðurál Technical Paper Judged Best

A technical paper describing operating improvements at Norðurál received "Best Paper Award" at the International Aluminium Smelting Technology and Workshop in Queensland, Australia. Based on the operating efficiencies reported in the paper, Norðurál now ranks among the top 10 smelters in the world in reducing the operating costs through improved employee health and safety performance, reduced energy and carbon consumption, and fewer anode effects which are the source carbon compound emissions. *Willy Kristensen, production manager, who is pictured below, presented the paper. The paper was co-authored by Óskar Jónsson, technology manager and Gauti Höskuldsson, potroom engineer.*




Charlotte Hooker, *Gramercy*

Hawesville Exceeds Goal on Global Warming Gases

Century's Hawesville Operations reduced emissions of per-fluorinated carbon global warming gases by 69-percent in 2004. The reduction exceeded the plant's goal of 50-percent by 2005, as pledged under a voluntary program by the U. S. aluminum industry.

The emissions are mainly the result of "anode effects" that occur when alumina concentrations in reduction cells are low. A capital project to rewrite the system for controlling cells receives major credit for the steep reduction. The new system reads and responds to anode effects more rapidly than the old system. The result is a reduction in the number and duration of the anode effects.

Since the voluntary program's base year of 1990, the Kentucky plant has reduced its emissions of global warming gases by 30.5 mt.

Nancy Casto, *Ravenswood*


Gramercy Emergency Response Team

An all-volunteer team of two paramedics, three emergency technicians and 27 first responders was formed at Century's jointly owned Gramercy refinery. Team members are trained and certified and provide first response coverage for each shift.

New Power Contract for Ravenswood

In early 2005 Century Aluminum of West Virginia concluded an agreement under which Appalachian Power Company will supply electric power to its Ravenswood reduction plant. The agreement is effective January 1, 2006. It will have an initial term of two years and will continue until Century gives 12 months notice of cancellation. In a period of rising energy costs, the company was able to contract for electricity at a rate substantially similar to the expiring contract with Ohio Power. Appalachian Power and Ohio Power are units of American Electric Power Company.


Donald Davis, *Jamaica*

FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Index to Financial Statements

The following discussion reflects the Company's historical results of operations, which do not include results from: (1) the Company's 80% interest in the Hawesville facility until acquired in April 2001, (2) the remaining 20% interest in the Hawesville facility until acquired in April 2003, (3) the Company's ownership of Nordural until acquired in late April 2004 and (4) the Company's ownership interest in the Gramercy assets until acquired in October 2004. Accordingly, the results for fiscal years 2002 and 2003 are not fully comparable to the results of operations for fiscal year 2004. Historical results are not indicative of the Company's current business. You should read the following discussion in conjunction with the Company's consolidated financial statements included elsewhere in this filing.

Overview

The Company produces primary aluminum. The aluminum industry is cyclical and the price of primary aluminum (which trades as a commodity) is determined by global supply and demand. The key determinants of the Company's results of operations and cash flow from operations are as follows:

- The Company's selling price is based on the LME price of primary aluminum and fixed price sales contracts.
- The Company's plants operate at or near capacity, and fluctuations in volume, other than through acquisitions, generally are small.
- The principal components of cost of goods sold are alumina, power and labor, which were in excess of 70% of the 2004 cost of goods sold. Many of these costs are covered by long-term contracts as described below.

Average realized price and cost of goods sold per pound shipped are key performance indicators. Revenue varies significantly from period to period due to fluctuations in the LME price of aluminum. Any adverse changes in the conditions that affect the market price of primary aluminum could have a material adverse effect on the Company's results of operations and cash flows. Revenue is also impacted by the Company's hedging activities. Working capital is relatively stable. Fluctuations in working capital are influenced by the LME price of primary aluminum and by the timing of cash receipts and disbursements from major customers and suppliers.

Cost of goods sold, excluding alumina, is expected to remain relatively stable because the Company's plants operate near capacity and its major cost drivers are covered by long-term contracts. Fluctuations in the cost of alumina are expected as the pricing in these contracts, except for the Gramercy alumina contract, is variable and based on LME prices. Power contracts for U.S. facilities provide for primarily fixed priced power through 2005, subject to adjustments for fuel costs for Mt. Holly. On February 18, 2005, Century of West Virginia signed an agreement with Appalachian Power Company for the supply of electricity to the Ravenswood facility beginning January 1, 2006. Power usage is expected to be consistent with prior periods. Labor costs should be consistent with modest increases for negotiated salary and benefit increases.

Through the Company's ownership of the Ravenswood, Hawesville and Nordural facilities, and the Company's ownership interest in the Mt. Holly facility, the Company has an annual production capacity of approximately 1.4 billion pounds of primary aluminum.

Recent Developments

Nordural's New Term Loan Facility

On February 10, 2005, Nordural executed a loan agreement and other agreements and documents related to a new $365.0 million senior term loan facility arranged by Landsbanki Islands hf. and Kaupthing Bank hf. The term loan facility closed and funded on February 15, 2005. Amounts borrowed under the new term loan facility refinanced debt under Nordural's prior term loan facility, and will be used to finance a portion of the costs associated with the ongoing expansion of the Nordural facility and for Nordural's general corporate purposes. Borrowings are subject to customary conditions, including the absence of any default under the loan agreement or any material adverse change in Nordural's condition (financial or otherwise), business, operations, assets, liabilities or prospects.

The Gramercy Acquisition

On October 1, 2004, the Company and Noranda Finance Inc., through 50/50 joint venture companies, acquired an alumina refinery in Gramercy, Louisiana and related bauxite mining assets in Jamaica (collectively, the "Gramercy assets") from Kaiser Aluminum & Chemical Company (the "Gramercy acquisition."). The purchase price for the Gramercy assets was approximately $23 million, subject to working capital adjustments. The Company and Noranda each paid one-half, or $11.5 million of the unadjusted purchase price. Kaiser sold the Gramercy assets as part of its reorganization to emerge from Chapter 11 bankruptcy. Gramercy has an annual production capacity of 1.2 million metric tons of alumina, approximately 80% of which is supplied to the Hawesville facility and to a primary aluminum production facility separately owned by Noranda. The Hawesville facility purchases virtually all of its alumina requirements from Gramercy.

In October 2004, certain bauxite loading equipment used by the bauxite mining partnership at its St. Ann, Jamaica port facility failed, resulting in a temporary interruption of bauxite shipments from the facility. The St. Ann port facility, which is used to ship bauxite to the Gramercy alumina facility and to other customers, operated at a reduced shipping level until full operations resumed in December 2004.

Post-Acquisition Operation of the Gramercy assets

Alumina is the principal raw material used in the production of primary aluminum. The Company acquired its share of the Gramercy assets to ensure a stable supply of alumina to the Company's primary aluminum production facilities at acceptable costs and to avoid the risk of significant cost increases if the Company was required to replace this source of supply in the current high priced and volatile spot alumina market.

Prior to the acquisition, the Gramercy assets were operated by Kaiser as a non-autonomous part of Kaiser's business. The dominant portion of the revenues from these operations was derived from alumina sales to Century and to Noranda. Following the acquisition, the Company uses its share of the Gramercy assets as a source of alumina for its Hawesville facility. Third party CGA and bauxite sales are incidental and, standing alone, are not significant and will be maintained only to optimize fixed costs. Further, Century and Noranda have assumed certain essential management and business functions previously provided by Kaiser. Accordingly, there is a lack of continuity between pre- and post-acquisition revenue-producing activity and the manner in which essential management and business functions are handled. In addition, Kaiser did not maintain separate financial statements for the operations that comprise the Gramercy assets. Based on the foregoing, the Company believes that disclosure of historical financial information relating to the Gramercy assets would not be material to an understanding of the Company's future operations.

The 2004 Refinancing

On August 26, 2004, the Company announced the Company's repurchase of approximately $315.1 million in aggregate principal amount of the Company's 11.75% senior secured first mortgage notes due 2008 that were validly tendered pursuant to a tender offer and consent solicitation commenced on July 29, 2004. Under the terms of the tender offer, the Company paid $1,096.86 for each $1,000 principal amount of first mortgage notes purchased in the tender offer, plus accrued and unpaid interest. Holders who tendered their notes prior to 5:00 p.m., New York City time, on August 6, 2004, received an additional payment of $20.00 per $1,000 of principal amount of first mortgage notes tendered.

The primary purpose of the tender offer and consent solicitation was to refinance $325.0 million of the Company's outstanding first mortgage notes with debt bearing a lower interest rate, thereby reducing the Company's annual interest expense. Approximately $9.9 million in aggregate principal amount of first mortgage notes remain outstanding following the tender offer and are scheduled to mature on April 15, 2008. In connection with the tender offer and consent solicitation, the Company received consents needed to amend the indenture governing the remaining first mortgage notes to eliminate substantially all restrictive covenants and certain default provisions. The Company has provided the trustee under the indenture notice of its intent to call for redemption all outstanding first mortgage notes on or about April 15, 2005.

The Company financed the tender offer and consent solicitation with a portion of the net proceeds from (i) the private placement of $175.0 million aggregate principal amount of the Company's 1.75% convertible senior notes due August 1, 2024, and (ii) the private placement of $250.0 million aggregate principal amount of the Company's 7.5% senior notes due August 15, 2014. The Company used the remaining proceeds from the sale of the Company's convertible notes and senior notes for general corporate purposes.

The Nordural Acquisition and Expansion

On April 27, 2004, the Company completed the acquisition of all of the outstanding equity shares of Nordural hf. (now known as Nordural ehf.) from Columbia Ventures Corporation. Nordural is an Icelandic company that owns and operates the Nordural facility, a primary aluminum reduction facility located in Grundartangi, Iceland. Built in 1998, the Nordural facility is the Company's most recently constructed and lowest cost facility. It currently has an annual production capacity of approximately 198 million pounds.

Since the acquisition, the Company has commenced work on an expansion of the Nordural facility to increase its annual production capacity to approximately 467 million pounds, or more than double its current annual production capacity. As currently planned, the expansion will add up to 269 million pounds to the Nordural facility's annual production capacity. The expansion is projected to be completed by late 2006 and is expected to cost approximately $454 million.

In connection with the expansion, the Company agreed on the terms of amendments to several long-term contracts with the Government of Iceland, local municipalities and the Grundartangi Harbour Fund, which were effective upon the closing of Nordural's new term loan facility. The Company agreed to an LME-based ten-year alumina tolling contract with Glencore for 198 million pounds of the expansion capacity. The power needed for the expansion capacity will be purchased under a long-term LME-based agreement with Sudurnes Energy and Reykjavik Energy. The Company's new energy agreement includes power for approximately 18 million pounds of additional capacity, upon satisfaction of certain conditions, including the completion of a power transmission agreement. With the additional 18 million pounds of capacity, the total annual production capacity of the Nordural facility would increase to 485 million pounds by late 2006. A decision on the additional 18 million pounds of capacity is expected in early 2005. Following completion of the expansion, Nordural will have all the infrastructure and support facilities necessary for further expansion to 573 million pounds of annual production capacity. This expansion would be made at relatively low capital cost. The Company is in discussions for the supply of electric power to support this further expansion.

Key Long-Term Primary Aluminum Sales Contracts

The Company routinely enters into market priced contracts for the sale of primary aluminum. A summary of Century's long-term primary aluminum sales contracts is provided below.

Apart from the Pechiney Metal Agreement, New Sales Contract, the Glencore Metal Agreement and Southwire Metal Agreement, the Company had forward delivery contracts to sell 249.4 million pounds and 351.8 million pounds of primary aluminum at December 31, 2004 and December 31, 2003, respectively. Of these forward delivery contracts, the Company had fixed price commitments to sell 13.3 million pounds and 70.5 million pounds of primary aluminum at December 31, 2004 and December 31, 2003, respectively, of which none at December 31, 2004 and 53.5 million pounds December 31, 2003, were with Glencore.

Key Long-Term Supply Agreements

Alumina Supply Agreements

The Company is party to long-term supply agreements with Glencore that supply a fixed quantity of alumina to the Company's Ravenswood and Mt. Holly facilities at prices indexed to the price of primary aluminum quoted on the LME. In addition, as part of the Gramercy acquisition, the Company entered into a long-term supply agreement on November 2, 2004 with Gramercy Alumina LLC that supplies a fixed quantity of alumina to the Company's Hawesville facility at prices based on the alumina production costs at the Gramercy refinery. A summary of these agreements is provided below. The Company's Nordural facility toll converts alumina provided by BHP Billiton, and will toll convert alumina provided by Glencore beginning in 2006. .

Facility	*Supplier*	*Term*	*Pricing*
Ravenswood	Glencore	Through December 31, 2006	Variable, LME-based
Mt. Holly	Glencore	Through December 31, 2006 (54% of requirement)	Variable, LME-based
Mt. Holly	Glencore	Through January 31, 2008 (46% of requirement)	Variable, LME-based
Hawesville	Gramercy Alumina(1)	Through December 31, 2010	Cost-based

(1) The alumina supply agreement with Gramercy Alumina LLC, which was entered into on November 2, 2004, replaced the Company's alumina supply agreement with Kaiser.

Contract	*Customer*	*Volume*	*Term*	*Pricing*
Pechiney Metal Agreement	Pechiney	276 to 324 million pounds per year	Through December 31, 2005(1)	Variable, based on U.S. Midwest market
New Sales Contract	Glencore	110 million pounds per year	January 2005 through December 31, 2009	Variable, LME-based
Glencore Metal Agreement	Glencore	45 million pounds per year	January 2004 through December 31, 2013	Variable, based on U.S. Midwest market
Southwire Metal Agreement	Southwire	240 million pounds per year (high purity molten aluminum)	Through March 31, 2011	Variable, based on U.S. Midwest market
		60 million pounds per year (standard-grade molten aluminum)	Through December 31, 2008	Variable, based on U.S. Midwest market
Billiton Tolling Agreement(2)	BHP Billiton	198 million pounds	Through December 31, 2013	Variable, LME-based
Glencore Tolling Agreement	Glencore	198 million pounds	Through July 2016(3)	Variable, LME-based

(1) The Pechiney Metal Agreement will be automatically extended through July 31, 2007, if the Company extends its Ravenswood power contract through that date. On February 18, 2005, Century of West Virginia signed an agreement with Appalachian Power Company for the supply of electricity to the Ravenswood facility beginning January 1, 2006. See Item 1, "Business — Facilities and Production — Ravenswood Facility."

(2) Substantially all of Nordural's sales consist of tolling revenues earned under a long-term Alumina Supply, Toll Conversion and Aluminum Metal Supply Agreement between Nordural and a subsidiary of BHP Billiton Ltd. (the "Billiton Tolling Agreement"). Under the Billiton Tolling Agreement, which is for virtually all of Nordural's existing production capacity, Nordural receives an LME-based fee for the conversion of alumina, supplied by BHP Billiton, into primary aluminum. The Company acquired Nordural in April 2004.

(3) As of August 1, 2004, the Company entered into a ten-year LME-based alumina tolling agreement for 198 million pounds of the expansion capacity at the Nordural facility. The term of the agreement will begin upon completion of the expansion, which is expected to be in late-2006.

Electrical Power Supply Agreements

The Company uses significant amounts of electricity in the aluminum production process. A summary of these power supply agreements is provided below.

Facility	*Supplier*	*Term*	*Pricing*
Ravenswood(1)	Ohio Power Company	Through December 31, 2005	Fixed price
Mt. Holly	Santee Cooper	Through December 31, 2015	Fixed price, with fuel cost adjustment clause through 2010; subject to a new fixed price schedule after 2010
Hawesville	Kenergy	Through December 31, 2010	Fixed price through 2005, 27% (or 121 MW) unpriced 2006 though 2010
Nordural(2)	Landsvirkjun	Through 2019	Variable rate based on the LME price for primary aluminum.

(1) On February 18, 2005, Century of West Virginia signed an agreement with Appalachian Power Company for the supply of electricity to the Ravenswood facility beginning January 1, 2006. The agreement has an initial term of two years and continues thereafter Century gives 12 months' notice of cancellation. Appalachian Power has filed a petition with the Public Services Commission of West Virginia ("PSC") seeking affirmation of its authorization to provide service to the Ravenswood facility. In 2000, the PSC found that the Ravenswood facility was in Appalachian Power's service territory and had jurisdiction over the provision of service. The agreement will become effective unless the PSC fails to affirm its previous findings. Power under the new agreement is priced under an Appalachian Power tariff.

(2) In connection with the expansion of the Nordural facility, the Company has entered into contracts with Sudurnes Energy and Reykjavik Energy for the supply of the power required for 269 million pounds of the expansion capacity at the Nordural facility. The Company may purchase additional electrical power under one of those contracts to support the further expansion of the facility. The rate for the power supplied under both contracts will also be LME-based.

Labor Agreements

The Company's labor costs at the Ravenswood and Hawesville facilities are subject to the terms of labor contracts which generally have provisions for annual fixed increases in hourly wages and benefits adjustments. The six national labor unions represented at the Nordural facility operate under a labor contract that establishes wages and work rules for covered employees. The employees at the Mt. Holly facility are employed by Alcoa and are not unionized. The two national labor unions represented at the Jamaican bauxite mining operations operate under labor contracts that establish wages and work rules for covered employees on a plant specific basis. A summary of key labor agreements is provided below.

Facility	*Organization*	*Term*
Ravenswood	USWA	Through May 31, 2006
Hawesville	USWA	Through March 31, 2006
Mt. Holly	Not unionized	Not Applicable
Nordural	Icelandic labor unions	Through December 31, 2004(1)
Gramercy	USWA	Through September 30, 2005
Jamaica	Jamaican labor unions	Through December 31, 2004(2)

(1) The current labor contract at the Nordural facility expired on December 31, 2004. A new contract is expected to be settled in 2005.

(2) The labor contracts at the Jamaican bauxite operation expired on December 31, 2004 with respect to unionized hourly employees, and December 31, 2003 with respect to unionized salaried employees. New contracts are expected to be settled in 2005.

Application of Critical Accounting Policies

The Company's significant accounting policies are discussed in Note 1 of the consolidated financial statements. The preparation of the financial statements requires that management make subjective estimates, assumptions and judgments in applying these accounting policies. Those judgments are normally based on knowledge and experience about past and current events and on assumptions about future events. Critical accounting estimates require management to make assumptions about matters that are highly uncertain at the time of the estimate and a change in these estimates may have a material impact on the presentation of the Company's financial position or results of operations. Significant judgments and estimates made by the Company include expenses and liabilities related to pensions and other postemployment benefits and forward delivery contracts and financial instruments.

Pension and Other Postemployment Benefit Liabilities

The Company sponsors various pension plans and also participates in a union sponsored multi-employer pension plan for the collective bargaining unit employees at the Hawesville facility. The liabilities and annual income or expense of the Company's pension and other postemployment benefit plans are determined using methodologies that involve several actuarial assumptions, the most significant of which are the discount rate and the long-term rate of asset return.

In developing its expected long-term rate of return assumption for pension fund assets, the Company evaluated input from its actuaries, including their review of asset class return expectations as well as long-term inflation assumptions. Projected returns are based on historical returns of broad equity and bond indices. The Company also considered its historical 10-year compound returns. Century anticipates that the Company's investments will generate long-term rates of return of 9.0%. The Company's expected long-term rate of return is based on an assumed asset allocation of 65% equity funds and 35% fixed-income funds.

The discount rate that the Company utilizes for determining future pension and post employment obligations is based on a review of long-term bonds that receive one of the two highest ratings given by a recognized rating agency. The discount rate determined on this basis has decreased to 5.75% at December 31, 2004 from 6.25% and 6.5% at December 31, 2003 and 2002, respectively.

Lowering the expected long-term rate of return by 0.5% (from 9.0% to 8.5%) would have increased the Company's pension expense for the year ended December 31, 2004 by approximately $0.3 million. Lowering the discount rate assumptions by 0.5% would have increased the Company's pension expense for the year ended December 31, 2004 by approximately $0.4 million.

The Company provides postemployment benefit plans that provide health care and life insurance benefits for substantially all retired employees. SFAS No. 106 requires the Company to accrue the estimated cost of providing postretirement benefits during the working careers of those employees who could become eligible for such benefits when they retire. The Company funds these benefits as the retirees submit claims.

Measurement of the Company's postretirement benefit obligations requires the use of several assumptions about factors that will affect the amount and timing of future benefit payments. The assumed health care cost trend rates are the most critical assumptions for measurement of the postretirement benefits obligation. Changes in the health care cost trend rates have a significant effect on the amounts reported for the health care benefit obligations.

The Company assumes medical inflation is initially 9%, declining to 5% over six years and thereafter. A one-percentage-point change in the assumed health care cost trend rates would have the following effects in 2004:

(In thousands)	*One Percentage Point Increase*	*One Percentage Point Decrease*
Effect on total of service and interest cost components	$ 2,241	$ (1,761)
Effect on accumulated postretirement benefit obligation	$ 27,101	$ (21,511)

Forward Delivery Contracts and Financial Instruments

The Company routinely enters into market priced physical and fixed-priced financial contracts for the sale of primary aluminum and the purchase of raw materials in future periods. The Company applies the provisions of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities, as amended," in accounting for these types of contracts. For those physical delivery contracts which management believes are probable of future delivery, such contracts are classified as normal purchases and normal sales and are not accounted for as derivatives.

The aluminum-based financial and physical delivery contracts that are derivatives, as provided for in current accounting standards, are marked-to-market using the LME spot and forward market for primary aluminum. Because there is no quoted futures market price for the U.S. Midwest premium component of the market price for primary aluminum, it is necessary for management to estimate the U.S. Midwest premium. Fluctuations in the LME price of primary aluminum have a significant impact on gains and losses included in the Company's financial statements from period to period. Unrealized gains and losses are either included in Other comprehensive income (loss) or Net gain (loss) on forward contracts, depending on criteria as provided for in the accounting standards.

The forward natural gas purchase contracts are marked-to-market using the NYMEX spot and forward market for natural gas. Fluctuations in the NYMEX price of natural gas can have a significant impact on gains and losses included in the Company's financial statements from period to period. The Company has designated these forward contracts as cash flow hedges for forecasted natural gas transactions in accordance with the provisions of SFAS No. 133 (as amended). The Company assesses the effectiveness of these cash flow hedges quarterly. The effective portion of the gains and losses are recorded in Other comprehensive income (loss) and subsequently reclassified into earnings when the forecasted transaction affects earnings. The ineffective portion of the gain or loss is reported in earnings immediately.

The principal contracts affected by these standards and the resulting effects on the financial statements are described in the consolidated financial statements and related notes thereto.

Results of Operations

The table on the following page sets forth, for the years indicated, the percentage relationship to net sales of certain items included in the Company's Statements of Operations. The following table includes the results from the Company's additional 20% interest in the Hawesville facility since its acquisition in April 2003, the results from the Company's purchase of the Nordural facility since its acquisition in April 2004 and the results from the Company's interest in the Gramercy assets since its acquisition in October 2004.

Results of Operations

	Percentage of Net Sales		
	2004	2003	2002
Net sales	100.0%	100.0%	100.0%
Cost of goods sold	(83.4)	(93.9)	(97.2)
Gross profit	16.6	6.1	2.8
Selling, general and administrative expenses	(2.3)	(2.6)	(2.2)
Operating income	14.3	3.5	0.6
Interest expense	(3.8)	(5.6)	(5.7)
Interest income	0.1	0.1	0.1
Loss on early extinguishment of debt	(4.5)	—	—
Other expense	(0.2)	(0.1)	(0.3)
Net gain (loss) on forward contracts	(2.0)	3.3	—
Income (loss) before income taxes, minority interest, equity in earnings of joint venture and cumulative effect of change in accounting principle	3.9	1.2	(5.3)
Income tax benefit (expense)	(1.4)	(0.4)	2.0
Income (loss) before minority interest, equity in earnings of joint venture and cumulative effect of accounting change	2.5	0.8	(3.3)
Minority interest	—	0.1	0.7
Equity in earnings of joint venture	0.1	—	—
Income (loss) before cumulative effect of change in accounting principle	2.6	0.9	(2.6)
Cumulative effect of change in accounting principle	—	(0.8)	—
Net income (loss)	2.6%	0.1%	(2.6)%

The following table sets forth, for the periods indicated, the pounds and the average sales price per pound shipped:

	Primary Aluminum			
	Direct		Toll	
(Pounds in thousands)	Pounds	$/Pound	Pounds	$/Pound
2004				
First Quarter	296,743	$ 0.78	—	$ —
Second Quarter[2]	294,816	0.82	35,600	0.60
Third Quarter	292,978	0.83	51,218	0.60
Fourth Quarter	295,287	0.87	51,421	0.64
Total	1,179,824	$ 0.83	138,239	$ 0.62
2003				
First Quarter	257,040	$ 0.70	—	—
Second Quarter[1]	290,023	0.68	—	—
Third Quarter	292,567	0.69	—	—
Fourth Quarter	286,912	0.72	—	—
Total	1,126,542	$ 0.69	—	—
2002				
First Quarter	263,019	$ 0.68	—	—
Second Quarter	262,470	0.69	—	—
Third Quarter	262,262	0.67	—	—
Fourth Quarter	261,544	0.67	—	—
Total	1,049,295	$ 0.68	—	—

(1) The table includes the results from the Company's additional 20% interest in the Hawesville facility since its acquisition in April 2003.

(2) The table includes the results from the Company's purchase of the Nordural facility since its acquisition in April 2004.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Net sales Net sales for the year ended December 31, 2004 increased $278.3 million or 36% to $1,061 million. Higher price realizations for primary aluminum in 2004, due to an improved LME price and Midwest premium for primary aluminum, contributed an additional $155.4 million in sales. Shipment volume increased 191.5 million pounds, primarily associated with the Nordural facility acquisition beginning in late April 2004 and the additional 20% interest in the Hawesville facility beginning in April 2003. Tolling revenues from the Nordural facility acquisition contributed an additional $85.4 million in net sales. The remaining $37.5 million increase was associated with increased direct shipment volumes.

Gross profit For the year ended December 31, 2004, gross profit improved $128.4 million to $176.5 million. Improved price realizations net of increased alumina costs improved gross profit by $112.6 million with increased shipment volume, primarily a result of the Nordural facility acquisition in April 2004 and the additional 20% interest in the Hawesville facility beginning in April 2003, contributing $36.8 million in additional gross profit. Offsetting these gains were increased power costs due to lower efficiencies and price, $7.7 million; reduced credits to cost of goods sold for lower-of-cost or market adjustments, $5.2 million; raw material quality issues, $4.6 million; and costs associated with the replacement of pot cells and its effect on operational performance, $3.5 million.

Selling, general and administrative expenses Selling, general and administrative expenses for the year ended December 31, 2004 increased $4.1 million from the same period in 2003. The increase was primarily a result of incentive compensation expense accruals and increased fees associated with Sarbanes Oxley Section 404 compliance work during the year.

Interest expense, net: Interest expense during the year ended December 31, 2004 declined $4.3 million to $39.2 million. The change in interest expense was a direct result of the Company's refinancing activities in the current year.

Net gain/loss on forward contracts For the year ended December 31, 2004, net loss on forward contracts was $21.5 million as compared to a net gain on forward contracts of $25.7 million for the same period in 2003. The loss and gain reported for the years ended December 31, 2004 and December 31, 2003, respectively, primarily relate to the early termination in 2003 of a fixed price forward sales contract with Glencore and the improved LME price and Midwest premium for primary aluminum in the current period.

Loss on early extinguishment of debt For the year ended December 31, 2004, the Company recorded a loss on early extinguishment of debt of $47.4 million for the one-time cost of tendering for the $325.0 million in first mortgage notes.

Tax provision Income tax expense for the year ended December 31, 2004 increased $12.1 million due to the changes in income before income taxes discussed above.

Equity in earnings of joint venture: Equity in earnings from the Gramercy assets, which were acquired on October 1, 2004, was $0.8 million in the current period.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Net sales Net sales for the year ended December 31, 2003 increased $71.1 million or 10.0% to $782.5 million. Increased shipment volume of 77.2 million pounds in 2003, primarily associated with the additional 20% interest in the Hawesville facility beginning in April 2003, accounted for $52.4 million of the increase. Higher price realizations for primary aluminum in 2003 due to an improved LME price for primary aluminum contributed an additional $18.8 million in sales.

Gross profit Gross profit for the year ended December 31, 2003 increased $28.0 million or 139.5% to $48.0 million from $20.1 million for the same period in 2002. Increased shipments, primarily from the additional 20% interest in the Hawesville facility beginning in April 2003, improved gross profit by $5.7 million. The remaining $22.3 million improvement in gross profit was a result of lower depreciation and amortization charges, $5.4 million, primarily due to lower amortization charges related to the intangible asset, see Note 1 to the "Consolidated Financial Statements," reduced charges to cost of goods sold for lower-of-cost or market inventory adjustments, $7.3 million, and improved price realizations net of increased alumina costs, $10.2 million, other net benefits of $1.0 million, partially offset a charge for the excess cost of spot alumina purchases of $1.6 million due to a production curtailment at a supplier's production facility.

Selling, general and administrative expenses Selling, general and administrative expenses for the year ended December 31, 2003 increased $5.1 million to $20.8 million. The increase was primarily a result of a $3.1 million charge related to an executive resignation in 2003. The remaining increase of $2.0 million was a result of increased incentive compensation associated with improved 2003 financial and operational results.

Interest Expense Interest expense during the year ended December 31, 2003 increased $3.0 million or 7.4% to $43.8 million. The change in interest expense was primarily a result of related party interest expense of $2.6 million associated with the Glencore Note.

Other Income/Expense Other Expense for the year ended December 31, 2003 declined by $1.2 million primarily due to a write-off in 2002 of $1.7 million in deferred costs associated with a prospective acquisition.

Net Gain on Forward Contracts Net Gain on Forward Contracts for the year ended December 31, 2003 was $25.7 million with no gain or loss reported for the same period in 2002. The gain recorded in 2003 primarily relates to the early termination of a fixed price forward sales contract with Glencore.

Tax Provision/Benefit Income tax provision increased $17.0 million to $2.8 million from an income tax benefit in 2002. The change in income taxes was a result of a pre-tax gain in 2003 compared to a pre-tax loss in 2002. The 2002 tax benefit was affected by a $1.5 million reduction in estimated income taxes payable relating to the reversal of prior period accruals.

Minority Interest Minority Interest reflects Glencore's interest in the net operating results of Century Aluminum of Kentucky, LLC (the "LLC"), the limited liability company which holds the power contract for the Hawesville facility. The Minority Interest primarily represented the amortization of the power contract. Minority Interest for the year ended December 31, 2003 decreased $4.3 million to $1.0 million. The decrease was a result of eliminating the minority interest in April 2003 through Century's acquisition of Glencore's 20% interest in the Hawesville facility.

Cumulative Effect of Change in Accounting Principle
The Company adopted SFAS No. 143, "Accounting for Asset Retirement Obligations" on January 1, 2003. The cumulative effect of adopting this standard was a one-time, non-cash charge of $5.9 million, net of tax of $3.4 million.

Liquidity and Capital Resources

The Company's principal sources of liquidity are cash flow from operations and available borrowings under the Company's revolving credit facility and Nordural's new term loan facility. The Company's principal uses of cash are operating costs, payments of interest on the Company's outstanding debt, the funding of capital expenditures and investments in related businesses, working capital and other general corporate requirements.

Debt Service

As of December 31, 2004, the Company had $524.1 million of indebtedness outstanding, including $9.9 million of principal under the Company's first mortgage notes, net of unamortized issuance discount, $175.0 million of principal under the Company's convertible notes, $250.0 million of principal under the Company's senior notes, $7.8 million in industrial revenue bonds which were assumed in connection with the Hawesville acquisition, and $81.4 million of debt outstanding at Nordural.

First Mortgage Notes Interest payments on the Company's first mortgage notes are payable semiannually in arrears beginning on October 15, 2001. Payment obligations under the notes are guaranteed by the Company's domestic restricted subsidiaries and secured by mortgages and security interests in 80% of the real property, plant and equipment comprising the Hawesville facility and 100% of the real property, plant and equipment comprising the Ravenswood facility. The first mortgage notes are due to mature in 2008. In August 2004, the Company completed a tender offer and consent solicitation for the Company's first mortgage notes. In connection with the consent solicitation, the Company entered into a supplemental indenture that eliminated substantially all of the restrictive covenants and certain default provisions contained in the first mortgage notes indenture. The Company purchased approximately $315.1 million in aggregate principal amount of the first mortgage notes validly tendered in the tender offer and not withdrawn. Following the purchase of the first mortgage notes accepted in the tender offer, $9.9 million in aggregate principal amount of the first mortgage notes remain outstanding. See "Management's Discussion and Analysis — Recent Developments — The 2004 Refinancing." The Company has provided the trustee under the indenture notice of its intent to call for redemption all outstanding first mortgage notes on or about April 15, 2005.

Convertible Notes Interest payments on the Company's convertible notes are payable semiannually in arrears beginning on February 1, 2005. The Company's obligations under the notes are guaranteed by each of the Company's substantial existing and future domestic restricted subsidiaries if and for so long as such subsidiary guarantees the Company's senior notes. The convertible notes are due to mature on August 1, 2024. The convertible notes are convertible at any time at an initial conversion rate of 32.7430 shares of common stock per $1,000 principal amount of notes, subject to adjustments for certain events. The initial conversion rate is equivalent to a conversion price of approximately $30.5409 per share of the Company's common stock. Upon conversion of a convertible note, the holder will receive cash up to the aggregate principal amount of the notes to be converted, and, at the Company's election, cash, common stock or a combination thereof in respect of the remainder, if any, of the Company's conversion obligation in excess of the principal amount. The convertible notes are redeemable at the Company's option beginning on August 6, 2009. The holders may require the Company to repurchase all or part of their convertible notes on each of August 1, 2011, August 1, 2014 and August 1, 2019. The convertible notes are classified as current because they are convertible at any time.

Senior Notes Interest payments on the Company's senior notes are payable semiannually in arrears beginning on February 15, 2005. The senior notes are guaranteed by each of the Company's substantial existing and future domestic restricted subsidiaries. The senior notes are due to mature on August 15, 2014. The indenture governing the Company's senior notes contains customary covenants, including limitations on the Company's ability to incur additional indebtedness, pay dividends, sell assets or stock of certain subsidiaries and purchase or redeem capital stock. The Company agreed to file and cause to become effective a registration statement to exchange the senior notes for new notes in a transaction registered under the Securities Act. On February 11, 2005, the exchange offer registration statement filed by the Company was declared effective. On March 14, 2005, the exchange offer period expired. All of the Company's 7.5% Senior Notes due August 15, 2014 were exchanged in the exchange offer. The terms of the exchange notes are substantially identical to the senior notes, except that the exchange notes are not subject to transfer restrictions.

Revolving Credit Facility Effective April 1, 2001, the Company entered into a $100.0 million senior secured revolving credit facility with a syndicate of banks. The revolving credit facility will mature on April 2, 2006. The Company's obligations under the revolving credit facility are guaranteed by each of the Company's substantial existing domestic subsidiaries and secured by a first priority security interest in all accounts receivable and inventory belonging to the Company and the Company's subsidiary borrowers. The availability of funds under the revolving credit facility is subject to a $30.0 million reserve and limited by a specified borrowing base consisting of certain eligible accounts receivable and inventory. Borrowings under the revolving credit facility are, at the Company's option, at the LIBOR or the Fleet National Bank base rate plus, in each case, an applicable interest margin. The applicable interest margin ranges from 2.25% to 3.0% over the LIBOR rate and 0.75% to 1.5% over the base rate and is determined by certain financial measurements of us. There were no outstanding borrowings under the revolving credit facility as of December 31, 2004 and December 31, 2003. Interest periods for LIBOR rate borrowings are one, two, three or six months, at the Company's option. The Company measures the Company's borrowing base at month-end. At December 31, 2004, the Company had a borrowing base of $87.9 million under the revolving credit facility. The Company is subject to customary covenants, including limitations on capital expenditures, additional indebtedness, liens, guarantees, mergers and acquisitions, dividends, distributions, capital redemptions and investments.

Glencore Note Payable In April 2004, the Company repaid the remaining $14.0 million of outstanding principal on a six-year $40.0 million promissory note payable to Glencore that was issued on April 1, 2003 in connection with the Company's acquisition of the remaining 20% interest in the Hawesville facility. The payment consisted of a $2.0 million required principal payment and an optional $12.0 million prepayment of principal. The Glencore note bore interest at a rate of 10% per annum and was due to mature on April 1, 2009.

Industrial Revenue Bonds Effective April 1, 2001, as part of the purchase price for the Hawesville acquisition, the Company assumed industrial revenue bonds, or IRBs, in the aggregate principal amount of $7.8 million which were issued in connection with the financing of certain solid waste disposal facilities constructed at the Hawesville facility. From April 1, 2001 through April 1, 2003, Glencore assumed 20% of the liability related to the IRBs consistent with its ownership interest in the Hawesville facility during that period. The IRBs mature on April 1, 2028, and bear interest at a variable rate not to exceed 12% per annum determined weekly based upon prevailing rates for similar bonds in the industrial revenue bond market. Interest on the IRBs is paid quarterly. At December 31, 2004, the interest rate on the IRBs was 2.30%. The IRBs are classified as current liabilities because they are remarketed weekly and, under the indenture governing the IRBs, repayment upon demand could be required if there is a failed remarketing. The IRBs are secured by a Glencore guaranteed letter of credit. The Company has agreed to reimburse Glencore for all costs arising from the letter of credit and have secured the reimbursement obligation with a first priority security interest in the 20% interest in the Hawesville facility. The Company's maximum potential amount of future payments under the reimbursement obligations for the Glencore letter of credit securing the IRBs would be approximately $8.2 million.

Nordural's Term Loan Facility. At December 31, 2004 Nordural had $68.5 million of debt outstanding under its then existing $185 million loan facility. On February 10, 2005, Nordural executed agreements and documents related to a new $365.0 million senior term loan facility arranged by Landsbanki Islands hf. and Kaupthing Bank hf. The new term loan facility closed and funded on February 15, 2005. Amounts borrowed under the new term loan facility refinanced debt under Nordural's former term loan facility, and will be used to finance a portion of the costs associated with the ongoing expansion of the Nordural facility and for Nordural's general corporate purposes. Amounts borrowed under Nordural's new term loan facility generally will bear interest at a margin over the applicable Eurodollar rate, plus any increased cost of compliance by the lenders with any applicable reserve asset requirements. Nordural's obligations under the new term loan facility have been secured by a pledge of all of Nordural's shares pursuant to a share pledge agreement with the lenders. In addition, substantially all of Nordural's assets are pledged as security under the loan facility. Nordural is required to make the following minimum repayments of principal on the facility: $15.5 million on February 28, 2007 and $14.0 million on each of August 31,

2007, February 29, 2008, August 31, 2008, February 28, 2009, August 31, 2009 and February 28, 2010. If Nordural makes a dividend payment (which dividends are not permitted until the Nordural facility has been expanded to a production level of 212,000 metric tons per year), it must simultaneously make a repayment of principal in an amount equal to 50% of the dividend. The new term loan facility is non-recourse to Century Aluminum Company. All outstanding principal must be repaid at final maturity on February 28, 2010.

Nordural's loan facility contains customary covenants, including limitations on additional indebtedness, investments, capital expenditures (other than related to the expansion project), dividends, and hedging agreements. Nordural is also subject to various financial covenants, including a net worth covenant and certain maintenance covenants, including minimum interest coverage and debt service coverage beginning as of December 31, 2004.

Convertible Preferred Stock

In connection with the Hawesville acquisition, the Company issued $25.0 million of the Company's convertible preferred stock to Glencore. The Company was required to pay dividends on the preferred stock at a rate of 8% per year, which was cumulative (see "Consolidated financial statements," Note 8). In accordance with accounting guidance, no liability for cumulative preferred dividends was recorded until the dividends were declared. In May 2004, the Company used proceeds from the Company's April 2004 equity offering to pay $3.3 million in dividend arrearages on the Company's convertible preferred stock. Subsequent to the dividend payment in May 2004, Glencore converted the 500,000 shares of the Company's convertible preferred stock it owned into 1,395,089 shares of the Company's common stock, representing a conversion price of $17.92 per share. The conversion was effected in accordance with the terms of the Certificate of Designation for the preferred stock.

Working Capital

The Company had negative working capital of $103.4 million at December 31, 2004, primarily because the convertible notes are classified as current liabilities. Excluding the convertible notes, working capital would have been $71.6 million.

The Company's working capital increased modestly with the acquisition of Nordural in April 2004 and a further proportionate increase is expected as the Nordural expansion comes on line in 2006. With the exception of Nordural, the Company does not anticipate significant changes in working capital. The Company believes that cash flow from operations and borrowing availability under the revolving credit facility will be sufficient to meet working capital needs.

Capital Expenditures

Capital expenditures for 2004 were $75.0 million, $59.8 million of which was related to the expansion project at the Nordural facility, with the balance principally related to upgrading production equipment, maintaining facilities and complying with environmental requirements. The revolving credit facility limits the Company's ability to make capital expenditures at its U.S. reduction facilities; however, the Company believes that the amount permitted will be adequate to maintain its properties and business and comply with environmental requirements. The Company anticipates capital expenditures of approximately $20.0 million in 2005, exclusive of the Nordural expansion. The Nordural expansion will require approximately $320.0 million of capital expenditures in 2005. Through December 31, 2004, the Company had outstanding capital commitments related to the Nordural expansion of $218.8 million. The Company's cost commitments for the Nordural expansion may materially change depending on the exchange rate between the U.S. dollar and certain foreign currencies, principally the euro and the Icelandic krona. Approximately 64% of the expected project costs for the Nordural expansion are denominated in currencies other than the U.S. dollar, primarily the euro and the krona. As of December 31, 2004, the Company had no hedges to mitigate the Company's foreign currency exposure. See "Management's Discussion and Analysis — Recent Developments — Nordural Acquisition and Expansion."

Acquisitions, Liquidity and Financing

The Company's strategic objectives are to grow the Company's aluminum business by acquiring primary aluminum reduction facilities that offer favorable investment returns and lower the Company's unit production costs, to diversify the Company's geographic presence, and to pursue opportunities in bauxite mining and alumina refining. The Company anticipates that operating cash flow, together with borrowings under the revolving credit facility and the Nordural term loan facility, will be sufficient to meet its future debt service obligations as they become due, as well as working capital and capital expenditures requirements. The Company's ability to meet its liquidity needs, including any and all of its debt service obligations, will depend upon the Company's future operating performance, which will be affected by general economic, financial, competitive, regulatory, business and other factors, many of which are beyond the Company's control. The Company will continue from time to time to explore additional financing methods and other means to lower its cost of capital, including stock issuances or debt financing and the application of the proceeds to the repayment of bank debt or other indebtedness.

	(Dollars in thousands)		
	2004	2003	2002
Net cash provided by operating activities	$ 105,828	$ 87,379	$ 54,486
Net cash used in investing activities	(275,286)	(78,695)	(18,196)
Net cash (used in) provided by financing activities	185,422	(25,572)	(4,586)
Increase (decrease) in cash	$ 15,964	$ (16,888)	$ 31,704

Historical

The Company's Statements of Cash Flows for the years ended December 31, 2004, 2003 and 2002 are summarized above:

Net cash from operating activities of $105.8 million in 2004 was $18.4 million higher than the same period in 2003. Exclusive of the $35.5 million settlement received in 2003 from the termination of the Original Sales Contract and entering into the New Sales Contract with Glencore for the years 2005 through 2009 and the $50.3 million cash payment in 2004 for the tender premium plus accrued interest for the refinancing of the Company's first mortgage notes, net cash from operating activities increased $104.2 million in 2004. This increase was a direct result of improved price realizations and the added margin contributions from the Nordural facility which was acquired in April 2004.

Net cash from operating activities in 2003 increased $32.9 million to $87.4 million from the 2002 level. The increase in 2003 was primarily the result of the $35.5 million first quarter termination and settlement of the Original Sales Contract as discussed in Part I, Item 1, "Business — Sales and Distribution." Gross profit associated with increased shipments of 77.2 million pounds, mainly the result of the April 1, 2003 acquisition of the 20% interest in the Hawesville facility, improved cash provided from operating activities by an additional $5.6 million. Reduced tax refunds of $8.1 million and increased cash payments for interest of $2.0 million, primarily associated with the Glencore Note, partially offset the favorable change in cash from operating activities discussed above.

The Company's net cash used in investing activities in 2004 was $275.3 million, an increase of $196.6 million from 2003. The net acquisition cost of the Nordural facility in April 2004 and the Gramercy assets in October 2004 was $198.6 million as compared to the net acquisition cost for the additional 20% interest in the Hawesville facility in April 2003 of $59.8 million. Purchases of property, plant and equipment, including the Nordural expansion costs, were $75.0 million in 2004 as compared to the 2003 purchases of property, plant and equipment of $18.9 million.

The Company's net cash used in investing activities was $78.7 million in 2003, consisting of $59.8 million for the acquisition of the 20% interest in the Hawesville facility and $18.9 million of capital expenditures. The use of cash for investing activities in 2002 consisted primarily of capital expenditures.

Net cash provided by financing activities during 2004 was $185.4 million, an increase of $211.0 million from the previous year. The increase was primarily due to the issuance of $425.9 million of debt, and the issuance of $215.8 million of common stock. This increase was partially offset by debt repayments of $439.9 million, consisting of payments of $315.1 million for the first mortgage notes tendered in a debt refinancing, $106.9 million for the Nordural term loan facility, the $14.0 million repayment of Glencore note debt, and $3.9 million for other miscellaneous debt payments. Additionally, the Company paid $13.1 million of financing fees for the debt issued in the fourth quarter of 2004 and $3.3 million payment of accrued preferred dividends in the second quarter of 2004.

Net cash used in financing activities in 2003 was a result of paying $26.0 million on the Glencore Note. The cash used for financing activities in 2002 related primarily to common and preferred stock dividend payments made during the year.

The Company believes that cash flow from operations, its unused revolving credit facility, and Nordural's new term loan facility will provide sufficient liquidity to meet working capital needs, fund capital improvements and the planned expansion at Nordural, and provide for the debt service requirements.

Contractual Obligations

In the normal course of business, the Company has entered into various contractual obligations that will be settled in cash. These obligations consist primarily of long-term debt obligations and purchase obligations. The expected future cash flows required to meet these obligations are shown in the table on the following page. The purchase obligations consist of long-term supply contracts for alumina and electrical power. The Other long-term liabilities include pension, SERB, other postretirement benefits, workers' compensation liabilities, asset retirement obligations and estimated deferred tax payments. More information is available on these contractual obligations in "Consolidated Financial Statements."

(Dollars in millions)	Payments Due by Period Total	< 1 Year	1-3 Years	3-5 Years	> 5 Years
Debt[1][2]	$ 889.1	$ 79.1	$ 31.2	$ 57.8	$ 721.0
Estimated interest payments[2]	323.0	16.7	90.0	88.2	128.1
Operating lease obligations	2.2	0.4	0.7	0.7	0.4
Purchase obligations[3]	1,224.2	354.3	418.1	276.9	174.9
Other long-term liabilities[4]	233.7	14.9	31.0	34.0	153.8
Total	$ 2,672.2	$ 465.4	$ 571.0	$ 457.6	$ 1,178.2

(1) Debt includes principal repayments on the 11.75% senior secured first mortgage notes, 7.5% senior notes due 2014, 1.75% convertible senior notes due 2024, the IRBs and the Nordural debt.

(2) Estimated interest payments on the Company's long-term debt are based on several assumptions, including the borrowing under the new term loan facility for the Nordural expansion project and assumptions for the interest rates for the Company's variable rate debt. The Company expects to borrow an additional $293.0 million under the new term loan facility through mid-2006. The Company's variable rate debt is based primarily on the Eurodollar rate plus an applicable margin. The Company assumes that the Eurodollar rate will be 2.50% in 2005 increasing to 5.00% in 2008 and remaining steady thereafter. The IRBs' interest rate is variable and the Company estimated future payments based on a rate of 2.30%. In addition, the Company assumes the 11.75% senior secured first mortgage notes will be called in April 2005 and the 7.5% senior notes due 2014 and 1.75% convertible senior notes due 2024 will remain outstanding until their respective due dates.

(3) Purchase obligations include long-term alumina, electrical power, anode contracts and the Nordural expansion project commitments. Nordural's power contracts and domestic alumina contracts, except for Century Kentucky, are priced as a percentage of the LME price of primary aluminum. The Company assumed an LME price of $1,750 per metric ton for 2005, $1,695 per metric ton for 2006, $1,638 per metric ton for 2007 and $1,550 per metric ton thereafter for purposes of calculating expected future cash flows for these contracts. Century Kentucky's long-term alumina contract has variable cost-based pricing. The Company used cost forecasts provided by the supplier to calculate the expected future cash flows for this contract. The Nordural anode contract and some Nordural expansion contract commitments are denominated in euros. The Company assumed a $1.20/Euro conversion rate to estimate the obligations under these contracts.

(4) Other long-term liabilities include the Company's expected pension contributions, OPEB and SERB benefit payments, workers' compensation benefit payments, estimated deferred tax payments and asset retirement obligations. Expected benefit payments for the SERB and OPEB plans, which are unfunded, are included for 2005 through 2014. The Company's estimated contributions to the pension plans are included for 2005. Estimated contributions for 2006 and beyond are not included in the table because these estimates would be heavily dependent upon assumptions about future events, including among other things, future regulatory changes, changes to tax laws, future interest rates levels and future return on plan assets. Asset retirement obligations consist primarily of disposal costs for spent potliner, the amount and timing of these costs are estimated based on the number of the Company's operating pots and their expected pot life.

Environmental Expenditures and Other Contingencies

The Company has incurred and in the future will continue to incur capital expenditures and operating expenses for matters relating to environmental control, remediation, monitoring and compliance. The aggregate environmental related accrued liabilities were $0.6 million and $0.7 million at December 31, 2004 and December 31, 2003, respectively. The Company believes that compliance with current environmental laws and regulations is not likely to have a material adverse effect on the Company's financial condition, results of operations or liquidity; however, environmental laws and regulations may change, and the Company may become subject to more stringent environmental laws and regulations in the future.

The Company has planned environmental capital expenditures of approximately $0.6 million for 2005, $1.3 million for 2006 and $0.4 million for 2007. In addition, the Company expects to incur operating expenses relating to environmental matters of approximately $9.9 million, $10.7 million, and $11.0 million in 2005, 2006 and 2007, respectively. These amounts do not include any projected capital expenditures or operating expenses for the Company's joint venture interest in the Gramercy assets, which have not yet been determined. As part of the Company's general capital expenditure plan, it also expects to incur capital expenditures for other capital projects that may, in addition to improving operations, reduce certain environmental impacts.

The Company's income tax returns are periodically examined by various tax authorities. The Company is currently under audit by the Internal Revenue Service ("IRS") for the tax years through 2002. In connection with such examinations, the IRS has raised issues and proposed tax deficiencies. The Company is reviewing the issues raised by the IRS and plans to contest the proposed tax deficiencies. The Company believes that its tax position is well-supported and, based on current information, does not believe that the outcome of the tax audit will have a material impact on the Company's financial condition or results of operations.

The Company is a defendant in several actions relating to various aspects of its business. While it is impossible to predict the ultimate disposition of any litigation, the Company does not believe that any of these lawsuits, either individually or in the aggregate, will have a material adverse effect on the Company's financial condition, results of operations or liquidity.

New Accounting Standards

In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123(R), "Share Based Payment." This Statement is a revision of FASB Statement No. 123, "Accounting for Stock-Based Compensation" and supersedes Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." This statement focuses primarily on accounting for transactions in which a company obtains employee services in share-based payment transactions. This Statement will require the Company to recognize the grant date fair value of an award of equity-based instruments to employees and the cost will be recognized over the period in which the employees are required to provide service. The Statement is effective for the first interim period beginning after June 15, 2005. The Company is currently assessing the Statement and does not expect the impact of adopting SFAS No. 123(R) to have a material effect on the Company's financial position and results of operations.

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs." This Statement amends the guidance in Accounting Research Bulletin No. 43, Chapter 4, "Inventory Pricing" to clarify the accounting treatment for certain inventory costs. In addition, the Statement requires that the allocation of production overheads be based on the facilities' normal production capacity. This Statement is effective for financial statements issued for fiscal years beginning after June 15, 2005. The Company is currently assessing the Statement and has not yet determined the impact of adopting SFAS No. 151 on the Company's financial position and results of operations.

On December 8, 2003, the "Medicare Prescription Drug Improvement and Modernization Act of 2003," or the Medicare Act, was signed into law. The Medicare Act introduces a prescription drug benefit under Medicare as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least "actuarially equivalent" to Medicare Part D.

In the second quarter of 2004, an FASB Staff Position (FSP FAS 106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug Improvement and Modernization Act of 2003") was issued providing guidance on the accounting for the effects of the Medicare Act for employers that sponsor postretirement health care plans that provide prescription drug benefits. This FSP superseded FSP FAS 106-1, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug Improvement and Modernization Act of 2003." The FSP is effective for the first interim or annual period beginning after June 15, 2004.

The guidance in this FSP applies only to the sponsor of a single-employer defined benefit postretirement health plan for which the employer has concluded that prescription drug benefits available under the plan are actuarially equivalent and thus qualify for the subsidy under the Medicare Act and the expected subsidy will offset or reduce the employer's share of the costs of postretirement prescription drug coverage provided by the plan. The Company determined that the Company's plans were actuarially equivalent and elected to adopt the provisions of FSP FAS 106-2 in the third quarter of 2004 on a prospective basis only. The Company compared the Medicare Part D plan to its retiree prescription drug coverage using actuarial equivalencies and reflecting the retiree premiums and cost sharing provisions of the various plans. This analysis showed the Company's plans provide more valuable benefits to retirees than the Medicare Part D plan. Based on the Company's understanding of the intent of the Medicare Act and subsequent proposed regulations, the Company still believes the Company's plans will meet the actuarial equivalence requirements necessary to receive the Medicare reimbursement.

For retirees with post-65 prescription drug benefits, the Company estimates the net effect on post-65 per capita medical and prescription drug costs to be a reduction of approximately 11% to 14% due to the Medicare reimbursement. The changes are assumed to have no impact on future participation rates in the Company's post-65 prescription drug programs.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Commodity Prices

The Company is exposed to the price of primary aluminum. The Company manages its exposure to fluctuations in the price of primary aluminum by selling aluminum at fixed prices for future delivery and through financial instruments as well as by purchasing alumina under supply contracts with prices tied to the same indices as the Company's aluminum sales contracts. See "Management's Discussion and Analysis – Key Long-Term Supply Agreements." The Company's risk management activities do not include trading or speculative transactions.

Apart from the contracts described under "Key Long-Term Primary Aluminum Sales Contracts," the Company had forward delivery contracts to sell 196.7 million pounds and 351.8 million pounds of primary aluminum at December 31, 2004 and December 31, 2003, respectively. Of these forward delivery contracts, the Company had fixed price commitments to sell 13.6 million pounds and 70.5 million pounds of primary aluminum at December 31, 2004 and December 31, 2003, respectively, of which, none at December 31, 2004 and 53.5 million pounds at December 31, 2003, were with Glencore.

Fixed Price Financial Sales Contracts at December 31, 2004: Primary Aluminum

	(Millions of pounds)
2005	425.7
2006	370.3
2007	374.6
2008	185.2
2009	165.3
2010	165.3
Total	1,686.4

At December 31, 2004 and December 31, 2003, the Company had fixed price financial sales contracts, primarily with Glencore, for 1,686.4 million pounds and 102.9 million pounds of primary aluminum, respectively, of which 1,023.7 million pounds and 58.8 million pounds, respectively, were designated cash flow hedges. Certain of these sales contracts contain clauses that trigger additional shipment volume when the market price for a period is above the contract ceiling price for that period. These contracts are evaluated monthly and the maximum additional shipment volume over the life of the contract would be 662.7 million pounds, if the market price exceeded the ceiling price for all months during the term of the contract. These fixed price financial sales contracts are scheduled for settlement at various dates in 2005 through 2010. The Company had no fixed price financial purchase contracts to purchase aluminum at December 31, 2004 or December 31, 2003.

Additionally, to mitigate the volatility of the natural gas markets, the Company enters into fixed price financial purchase contracts, accounted for as cash flow hedges, which settle in cash in the period corresponding to the intended usage of natural gas.

Fixed Price Financial Purchase Contracts at December 31, 2004: Natural Gas

	(Thousands of DTH)
2005	2,880
2006	480
2007	480
2008	480
Total	4,320

At December 31, 2004 and December 31, 2003, the Company had fixed price financial purchase contracts for 4.3 million and 2.7 million DTH (one decatherm is equivalent to one million British Thermal Units), respectively. These financial instruments are scheduled for settlement at various dates in 2005 through 2008.

On a hypothetical basis, a $0.01 per pound increase or decrease in the market price of primary aluminum is estimated to have an unfavorable or favorable impact of $6.5 million after tax on accumulated other comprehensive income for the contracts designated as cash flow hedges, and $4.2 million on net income, for the contracts designated as derivatives, for the year ended December 31, 2004 as a result of the forward primary aluminum financial sales contracts outstanding at December 31, 2004.

On a hypothetical basis, a $0.50 per DTH decrease or increase in the market price of natural gas is estimated to have an unfavorable or favorable impact of $1.4 million after tax on accumulated other comprehensive income for the year ended December 31, 2004 as a result of the forward natural gas financial purchase contracts outstanding at December 31, 2004.

The Company's metals and natural gas risk management activities are subject to the control and direction of senior management. The metals related activities are regularly reported to the Company's board of directors.

This quantification of the Company's exposure to the commodity price of aluminum is necessarily limited, as it does not take into consideration the Company's inventory or forward delivery contracts, or the offsetting impact on the sales price of primary aluminum products. Because all of the Company's alumina contracts, except the GAL Alumina contract for the Hawesville facility, are indexed to the LME price for aluminum, beginning in 2002, they act as a natural hedge for approximately 12% of the Company's production. As of December 31, 2004, approximately 49% and 43% of the Company's production for the years 2005 and 2006, respectively, was either hedged by the alumina contracts, Nordural electrical power and tolling contracts, and/or by fixed price forward delivery and financial sales contracts.

Nordural Substantially all of Nordural's revenues are derived from the Billiton Tolling Agreement whereby it converts alumina provided to it into primary aluminum for a fee based on the LME price for primary aluminum. Nordural's revenues are subject to the risk of decreases in the market price of primary aluminum; however, Nordural is not exposed to increases in the price for alumina, the principal raw material used in the production of primary aluminum. In addition, under its current power contract, Nordural purchases power at a rate which is a percentage of the LME price for primary aluminum, providing Nordural with a natural hedge against downswings in the market for primary aluminum.

Nordural is exposed to foreign currency risk due to fluctuations in the value of the U.S. dollar as compared to the euro and the Icelandic krona. Under its Billiton Tolling Agreement and power contracts, Nordural's revenues and power costs are based on the LME price for primary aluminum, which is denominated in U.S. dollars. There is no currency risk associated with these contracts. Nordural's labor costs are denominated in Icelandic krona and a portion of its anode costs are denominated in euros. As a result, an increase or decrease in the value of those currencies relative to the U.S. dollar would affect Nordural's operating margins.

Interest Rates

Interest Rate Risk. The Company's primary debt obligations are the outstanding senior notes, convertible notes, first mortgage notes, the Nordural debt, borrowings under the revolving credit facility, if any, and the IRBs. Because the senior notes, convertible notes and first mortgage notes bear a fixed rate of interest, changes in interest rates do not subject the Company to changes in future interest expense with respect to these borrowings. Borrowings under the revolving credit facility, if any, are at variable rates at a margin over LIBOR or the Fleet National Bank base rate, as defined in the revolving credit facility. The IRBs bear interest at variable rates determined by reference to the interest rate of similar instruments in the industrial revenue bond market. At December 31, 2004, Nordural had approximately $75.7 million of long-term debt consisting primarily of obligations under its then existing term loan facility. Borrowings under Nordural's term loan facility in place as of December 31, 2004 bore interest at a margin over the applicable LIBOR rate. On February 10, 2005, the Company executed agreements and documents related to a new $365.0 million senior term loan facility arranged by Landsbanki Islands hf. and Kaupthing Bank hf. The new term loan facility closed and funded on February 15, 2005, at which time a portion of the proceeds of the new facility were used to refinance the prior loan facility, see "Management's Discussion and Analysis — Recent Developments — Nordural's New Term Loan Facility." Borrowings under Nordural's new term loan facility bear interest at a margin over the applicable Eurodollar rate.

At December 31, 2004, the Company had $76.3 million of variable rate borrowings. A hypothetical one percentage point increase in the interest rate would increase the Company's annual interest expense by $0.8 million, assuming no debt reduction.

The Company's primary financial instruments are cash and short-term investments, including cash in bank accounts and other highly rated liquid money market investments and government securities.

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management's is responsible for establishing and maintaining an adequate system of internal controls over financial reporting for the Company. This system is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, a system of internal controls over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements. Further, because of changes in conditions, effectiveness of internal controls over financial reporting may vary over time. The Company's system of internal controls contains self-monitoring mechanisms, and actions are taken to correct deficiencies as they are identified.

As required by Section 404 of the Sarbanes-Oxley Act, management conducted an evaluation of the effectiveness of the system of internal controls over financial reporting, exclusiveness of the system of internal controls over financial reporting, exclusive of Nordural ehf, which was acquired on April 27, 2004, and whose financial statements reflect total assets and revenues constituting 35% and 8% percent, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2004. Management's evaluation was based on the framework in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission. Based on this evaluation, management concluded that the Company's system of internal controls over financial reporting was effective as of December 31, 2004. Management's assessment of the effectiveness of the Company's internal control over financial reporting has been audited by Deloitte and Toche LLP, an independent registered public accounting firm, as stated in their report which appears in this Item under the heading "Report of Independent Registered Public Accounting Firm."



Craig A. Davis
Chairman of the Board
Chief Executive Officer



David W. Beckley
Executive Vice President
Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Century Aluminum Company:

We have audited the accompanying consolidated balance sheets of Century Aluminum Company and subsidiaries (the "Company") as of December 31, 2004 and 2003, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Century Aluminum Company and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2004, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 11, 2005 expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

As discussed in Note 14 to the consolidated financial statements, on January 1, 2003, the Company adopted Statement of Financial Accounting Standards No. 143, *Accounting for Asset Retirement Obligations.*

Deloitte & Touche LLP

DELOITTE & TOUCHE LLP

Pittsburgh, Pennsylvania
March 11, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Century Aluminum Company:

We have audited management's assessment, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting, that Century Aluminum Company and subsidiaries (the "Company") maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in Management's Annual Report on Internal Control Over Financial Reporting, management excluded from their assessment the internal control over financial reporting at Nordural ehf, which was acquired on April 27, 2004 and whose financial statements reflect total assets and revenues constituting 35% and 8% percent, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2004. Accordingly, our audit did not include the internal control over financial reporting at Nordural ehf. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2004 of the Company and our report on those financial statements, dated March 11, 2005, expresses an unqualified opinion and includes an explanatory paragraph as to the adoption of Statement of Financial Accounting Standards No. 143, *Accounting for Asset Retirement Obligations.*

Deloitte & Touche LLP

DELOITTE & TOUCHE LLP

Pittsburgh, Pennsylvania
March 11, 2005

CONSOLIDATED BALANCE SHEETS

(Dollars in thousands, except share data)	*December 31,* 2004	2003
Assets:		
Cash and cash equivalents	$ 44,168	$ 28,204
Restricted cash	1,678	—
Accounts receivable — net	79,576	51,370
Due from affiliates	14,371	10,957
Inventories	108,555	89,360
Prepaid and other current assets	10,055	4,101
Deferred taxes — current portion	25,688	3,413
Total current assets	284,091	187,405
Property, plant and equipment — net	806,250	494,957
Intangible asset — net	86,809	99,136
Goodwill	95,610	—
Other assets	58,110	28,828
Total	$ 1,330,870	$ 810,326
Liabilities and Shareholders' Equity		
Liabilities:		
Accounts payable, trade	$ 47,479	$ 34,829
Due to affiliates	84,815	27,139
Industrial revenue bonds	7,815	7,815
Accrued and other current liabilities	53,309	30,154
Accrued employee benefits costs — current portion	8,458	8,934
Convertible senior notes	175,000	—
Long term debt — current portion	10,582	—
Total current liabilities	387,458	108,871
Senior secured notes payable — less current portion	—	322,310
Senior unsecured notes payable — net	250,000	—
Nordural debt	80,711	—
Notes payable — affiliates	—	14,000
Accrued pension benefits costs — less current portion	10,685	10,764
Accrued postretirement benefits costs — less current portion	85,549	78,218
Due to affiliates — less current portion	30,416	—
Other liabilities	34,961	33,372
Deferred taxes	68,273	55,094
Total noncurrent liabilities	560,595	513,758
Contingencies and Commitments (Note 12)		
Shareholders' Equity:		
Convertible preferred stock (8% cumulative, 500,000 shares outstanding at December 31, 2003)	—	25,000
Common stock (one cent par value, 50,000,000 shares authorized; 32,038,297 and 21,130,839 shares issued and outstanding at December 31, 2004 and 2003, respectively)	320	211
Additional paid-in capital	415,453	173,138
Accumulated other comprehensive loss	(52,186)	(5,222)
Retained earnings (accumulated deficit)	19,230	(5,430)
Total shareholders' equity	382,817	187,697
Total	$ 1,330,870	$ 810,326

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share amounts)	Year Ended December 31, 2004	2003	2002
Net Sales:			
Third-party customers	$ 897,538	$ 660,593	$ 603,744
Related parties	163,209	121,886	107,594
	1,060,747	782,479	711,338
Cost of goods sold	884,273	734,441	691,277
Gross profit	176,474	48,038	20,061
Selling, general and administrative expenses	24,916	20,833	15,783
Operating income	151,558	27,205	4,278
Interest expense — third party	(39,946)	(41,269)	(40,813)
Interest expense — related party	(380)	(2,579)	—
Interest income	1,086	339	392
Net gain (loss) on forward contracts	(21,521)	25,691	—
Loss on early extinguishment of debt	(47,448)	—	—
Other income (expense) — net	(1,305)	(688)	(1,843)
Income (loss) before income taxes, minority interest, equity in earnings of joint venture and cumulative effect of change in accounting principle	42,044	8,699	(37,986)
Income tax benefit (expense)	(14,894)	(2,841)	14,126
Income (loss) before minority interest, equity in earnings of joint venture and cumulative effect of change in accounting principle	27,150	5,858	(23,860)
Minority interest	—	986	5,252
Equity in earnings of joint venture	821	—	—
Income (loss) before cumulative effect of change in accounting principle	27,971	6,844	(18,608)
Cumulative effect of change in accounting principle, net of tax benefit of $3,430	—	(5,878)	—
Net income (loss)	27,971	966	(18,608)
Preferred dividends	(769)	(2,000)	(2,000)
Net income (loss) applicable to common shareholders	$ 27,202	$ (1,034)	$ (20,608)
Earnings (Loss) Per Common Share:			
Basic:			
Income (loss) before cumulative effect of change in accounting principle	$ 0.95	$ 0.23	$ (1.00)
Cumulative effect of change in accounting principle	—	(0.28)	—
Net income (loss)	$ 0.95	$ (0.05)	$ (1.00)
Diluted:			
Income (loss) before cumulative effect of change in accounting principle	$ 0.95	$ 0.23	$ (1.00)
Cumulative effect of change in accounting principle	—	(0.28)	—
Net income (loss)	$ 0.95	$ (0.05)	$ (1.00)
Dividends Per Common Share	$ 0.00	$ 0.00	$ 0.15

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(Dollars in thousands)	*Comprehensive Income (Loss)*	*Convertible Preferred Stock*	*Common Stock*	*Additional Paid-In Capital*	*Accumulated Other Comprehensive Income (Loss)*	*Retained Earnings (Deficit)*	*Total Shareholders' Equity*
Balance, January 1, 2002		$ 25,000	$ 205	$ 168,414	$ 6,752	$ 16,814	$ 217,185
Comprehensive income (loss) — 2002							
Net loss — 2002	$ (18,608)					(18,608)	(18,608)
Other comprehensive income (loss):							
Net unrealized gain on financial instruments, net of $2,752 in tax	4,803						
Net amount reclassified to income, net of $1,624 in tax	(2,944)						
Minimum pension liability adjustment, net of $4,183 in tax	(7,438)						
Other comprehensive loss	(5,579)				(5,579)		(5,579)
Total comprehensive loss	$ (24,187)						
Dividends —							
Common, $0.15 per share						(3,091)	(3,091)
Preferred, $3 per share						(1,500)	(1,500)
Issuance of common stock — compensation plans			1	544			545
Issuance of common stock — pension plans			5	3,175			3,180
Balance, December 31, 2002		$ 25,000	$ 211	$ 172,133	$ 1,173	$ (6,385)	$ 192,132
Comprehensive income (loss) — 2003							
Net income — 2003	$ 966					966	966
Other comprehensive income (loss):							
Net unrealized loss on financial instruments, net of $2,171 in tax	(3,940)						
Net amount reclassified to income, net of $3,531 in tax	(6,262)						
Minimum pension liability adjustment, net of $1,371 in tax	3,807						
Other comprehensive loss	(6,395)				(6,395)		(6,395)
Total comprehensive loss	$ (5,429)						
Dividends on common stock						(11)	(11)
Issuance of common stock — compensation plans				1,005			1,005
Balance, December 31, 2003		$ 25,000	$ 211	$ 173,138	$ (5,222)	$ (5,430)	$ 187,697
Comprehensive income (loss) — 2004							
Net income — 2004	$ 27,971					27,971	27,971
Other comprehensive income (loss):							
Net unrealized loss on financial instruments, net of $29,380 in tax	(51,554)						
Net amount reclassified to income, net of $(2,196) in tax	3,950						
Minimum pension liability adjustment, net of $360 in tax	640						
Other comprehensive loss	(46,964)				(46,964)		(46,964)
Total comprehensive loss	$ (18,993)						
Dividends on common stock						(42)	(42)
Dividends on preferred stock						(3,269)	(3,269)
Preferred stock conversion		(25,000)	14	24,986			
Issuance of common stock — equity offering			90	208,121			208,211
Issuance of common stock — compensation plans			5	9,208			9,213
Balance, December 31, 2004		$	$ 320	$ 415,453	$ (52,186)	$ 19,230	$ 382,817

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOW

(Dollars in thousands)	Year Ended December 31, 2004	2003	2002
Cash Flows from Operating Activities:			
Net income (loss)	$ 27,971	$ 966	$ (18,608)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Unrealized net loss on forward contracts	2,405	6,325	—
Depreciation and amortization	50,254	51,264	56,655
Deferred income taxes	6,623	8,892	4,965
Pension and other post retirement benefits	8,040	10,986	10,415
Workers' compensation	820	1,426	1,619
Inventory market adjustment	(2,273)	(7,522)	(247)
Loss on disposal of assets	761	1,040	252
Non-cash loss on early extinguishment of debt	9,659	—	—
Minority interest	—	(986)	(5,252)
Cumulative effect of change in accounting principle	—	9,308	—
Change in operating assets and liabilities:			
Accounts receivable — net	(19,440)	(5,130)	2,125
Due from affiliates	(3,623)	(2,155)	2,918
Inventories	(4,937)	(2,762)	(1,671)
Prepaids and other assets	(3,590)	(261)	(1,838)
Accounts payable, trade	2,602	(2,928)	(4,637)
Due to affiliates	16,179	3,660	10,142
Accrued and other current liabilities	15,507	2,211	(3,447)
Other — net	(1,130)	13,045	1,095
Net cash provided by operating activities	105,828	87,379	54,486
Cash Flows from Investing Activities:			
Purchase of property, plant and equipment	(15,240)	(18,858)	(18,427)
Nordural expansion	(59,784)	—	—
Proceeds from sale of property, plant and equipment	—	—	231
Business acquisitions, net of cash acquired	(198,584)	(59,837)	—
Restricted cash deposits	(1,678)	—	—
Net cash used in investing activities	(275,286)	(78,695)	(18,196)
Cash Flows from Financing Activities:			
Borrowings	425,883	—	—
Repayment of debt — third party	(425,881)	—	—
Repayment of debt — related party	(14,000)	(26,000)	—
Financing fees	(13,062)	(297)	—
Issuance of common stock	215,793	736	5
Dividends	(3,311)	(11)	(4,591)
Net cash provided (used in) by financing activities	185,422	(25,572)	(4,586)
Increase (decrease) in cash	15,964	(16,888)	31,704
Cash and cash equivalents, beginning of year	28,204	45,092	13,388
Cash and cash equivalents, end of year	$ 44,168	$ 28,204	$ 45,092

See notes to consolidated financial statements.

Years Ended December 31, 2004, 2003 and 2002
(Dollars in Thousands except Per Share Amounts)

1. Summary of Significant Accounting Policies

Organization and Basis of Presentation Century Aluminum Company ("Century" or the "Company") is a holding company, whose principal subsidiaries are Century Aluminum of West Virginia, Inc. ("Century of West Virginia"), Berkeley Aluminum, Inc. ("Berkeley"), Century Kentucky, Inc. ("Century Kentucky") and Nordural ehf ("Nordural"). Century of West Virginia operates a primary aluminum reduction facility in Ravenswood, West Virginia (the "Ravenswood facility"). Berkeley holds a 49.7% interest in a partnership which operates a primary aluminum reduction facility in Mt. Holly, South Carolina (the "Mt. Holly facility") and a 49.7% undivided interest in the property, plant, and equipment comprising the Mt. Holly facility. The remaining interest in the partnership and the remaining undivided interest in the Mt. Holly facility are owned by Alumax of South Carolina, Inc., a subsidiary of Alcoa ("ASC"). ASC manages and operates the Mt. Holly facility pursuant to an Owners Agreement, prohibiting the disposal of the interest held by any of the owners without the consent of the other owners and providing for certain rights of first refusal. Pursuant to the Owners Agreement, each owner furnishes its own alumina, for conversion to aluminum, and is responsible for its pro rata share of the operating and conversion costs.

Prior to April 1996, the Company was an indirect, wholly-owned subsidiary of Glencore International AG ("Glencore" and, together with its subsidiaries, the "Glencore Group"). In April 1996, the Company completed an initial public offering of its common stock. At December 31, 2004, Glencore owned 29.1% of Century's common stock outstanding. Century and Glencore enter into various transactions such as the purchase and sale of primary aluminum, alumina and forward primary aluminum financial sales contracts.

The Company's historical results of operations included in the accompanying consolidated financial statements may not be indicative of the results of operations to be expected in the future.

Principles of Consolidation The consolidated financial statements include the accounts of Century Aluminum Company and its subsidiaries, after elimination of all significant intercompany transactions and accounts. Berkeley's interest in the Mt. Holly partnership and the Company's interest in the Gramercy and St. Ann Bauxite joint ventures, see Note 2, are accounted for under the equity method. There are no material undistributed earnings in the Mt. Holly partnership or the Gramercy and St. Ann Bauxite joint ventures.

Prior to the acquisition of the 20% interest in the Hawesville facility on April 1, 2003, discussed in Note 2, the Company had recorded the Hawesville property, plant and equipment that it owned directly (potlines one through four) on a 100% basis and had recorded its 80% undivided interest in the remaining property, plant and equipment (excluding the fifth potline which was owned directly by Glencore) on a proportionate basis. In each case its interest in the property, plant and equipment including the related depreciation, was recorded in accordance with Emerging Issues Task Force ("EITF") Issue No. 00-01, "Investor Balance Sheet and Income Statement Display under the Equity Method for Investments in Certain Partnerships and Other Ventures." The Company consolidated the assets and liabilities and related results of operations of the Century Aluminum of Kentucky, LLC (the "LLC") and reflected Glencore's 20% interest in the LLC as a minority interest.

Revenue Revenue is recognized when title and risk of loss pass to customers in accordance with contract terms. In some instances, the Company invoices customers prior to physical shipment of goods. In such instances, revenue is recognized only when the customer has specifically requested such treatment and has made a fixed commitment to purchase the product. The goods must be complete, ready for shipment and physically separated from other inventory with risk of ownership passing to the customer. The Company must retain no performance obligations and a delivery schedule must be obtained. Sales returns and allowances are treated as a reduction of sales and are provided for based on historical experience and current estimates.

Cash and Cash Equivalents Cash equivalents are comprised of cash and short-term investments having maturities of less than 90 days at the time of purchase. The carrying amount of cash equivalents approximates fair value.

Accounts Receivable The accounts receivable are net of an allowance for uncollectible accounts of $1,020 and $3,968 at December 31, 2004 and 2003, respectively.

Inventories The majority of the Company's inventories, including alumina and aluminum inventories, are stated at the lower of cost (using the last-in, first-out ("LIFO") method) or market. Inventories at Nordural are stated at the lower of first in, first out ("FIFO") cost or market. The remaining inventories (principally supplies) are valued at the lower of average cost or market.

Property, Plant and Equipment Property, plant and equipment is stated at cost. Additions, renewals and improvements are capitalized. Asset and accumulated depreciation accounts are relieved for dispositions with resulting gains or losses included in earnings. Maintenance and repairs are expensed as incurred. Depreciation of plant and equipment is provided for by the straight-line method over the following estimated useful lives:

Buildings and improvements	14 to 45 years
Machinery and equipment	5 to 22 years

The Company periodically evaluates the carrying value of long-lived assets to be held and used when events and circumstances warrant such a review. The carrying value of a separately identifiable, long-lived asset is considered impaired when the anticipated undiscounted cash flow from such asset is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair value of the long-lived asset. Fair value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved.

Intangible Asset The intangible asset consists of the power contract acquired in connection with the Hawesville acquisition. The contract value is being amortized over its term (ten years) using a method that results in annual amortization equal to the percentage of a given year's expected gross annual benefit to the total as applied to the total recorded value of the power contract. As part of the acquisition of the 20% interest in the Hawesville facility on April 1, 2003, the 20% portion of the power contract that was indirectly owned by Glencore was revalued in accordance with Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations." As a result, the gross carrying amount of the contract and the accumulated amortization, both related to the 20% portion of the contract indirectly owned by Glencore, were removed and the fair value of the 20% of the power contract acquired on April 1, 2003 was recorded. As of December 31, 2004 and 2003, the gross carrying amount of the intangible asset was $153,592 and accumulated amortization totaled $66,783 and $54,456, respectively. For the years ended December 31, 2004, 2003 and 2002 amortization expense totaled $12,327, $18,680 and $26,258, respectively. The estimated intangible asset amortization expense for the next five years is as follows:

Estimated Amortization Expense	
For the Year Ending December 31, 2005	$ 14,162
For the Year Ending December 31, 2006	$ 12,695
For the Year Ending December 31, 2007	$ 13,617
For the Year Ending December 31, 2008	$ 14,669
For the Year Ending December 31, 2009	$ 15,717

The intangible asset is reviewed for impairment in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets," whenever events or circumstances indicate that its net carrying amount may not be recoverable.

Other Assets At December 31, 2004 and 2003, other assets consist primarily of the Company's investment in the Mt. Holly partnership, the investment in the Gramercy and St. Ann Bauxite joint venture, deferred financing costs, deferred pension assets, and intangible pension assets. The Company's equity share of the undistributed earnings (loss) increases (decreases) the investment in the joint venture. Deferred financing costs are amortized on a straight-line basis over the life of the related financing. In 2004 and 2003, the Company recorded an additional minimum liability related to employee pension plan obligations as required under SFAS No. 87.

The Company accounts for its 49.7% interest in the Mt. Holly partnership using the equity method of accounting. Additionally, the Company's 49.7% undivided interest in certain property, plant and equipment of the Mt. Holly facility is held outside of the partnership, and the undivided interest in these assets of the facility is accounted for in accordance with the EITF Issue No. 00-01, "Investor Balance Sheet and Income Statement Display under the Equity Method for Investments in Certain Partnerships and Other Ventures." Accordingly, the undivided interest in these assets and the related depreciation are being accounted for on a proportionate gross basis.

Income Taxes The Company accounts for income taxes using the liability method, whereby deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. In evaluating the Company's ability to realize deferred tax assets, the Company uses judgment in considering the relative impact of negative and positive evidence. The weight given to the potential effect of negative and positive evidence is commensurate with the extent to which it can be objectively verified. Based on the weight of evidence, both negative and positive, if it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is established.

Tax reserves have been established which the Company believes to be adequate in relation to the potential for additional assessments. Once established, reserves are adjusted only when there is more information available or when an event occurs necessitating a change to the reserves.

Postemployment Benefits The Company provides certain postemployment benefits to former and inactive employees and their dependents during the period following employment, but before retirement. These benefits include salary continuance, supplemental unemployment and disability healthcare. Postemployment benefits are accounted for in accordance with SFAS No. 112, "Employers' Accounting for

Postemployment Benefits." The statement requires recognition of the estimated future cost of providing postemployment benefits on an accrual basis over the active service life of the employee.

Forward Contracts and Financial Instruments The Company routinely enters into fixed and market priced contracts for the sale of primary aluminum and the purchase of raw materials in future periods. The Company also enters into fixed price financial sales contracts to be settled in cash to manage the Company's exposure to changing primary aluminum prices. The Company has also entered into financial purchase contracts for natural gas to be settled in cash to manage the Company's exposure to changing natural gas prices.

All aluminum-based financial and physical delivery contracts are marked-to-market using the LME spot and forward market for primary aluminum. Because there is no quoted futures market price for the U.S. Midwest premium component of the market price for primary aluminum, it is necessary for management to estimate the U.S. Midwest premium. The forward natural gas purchase contracts are marked-to-market using the NYMEX spot and forward market for natural gas. Fluctuations in the NYMEX price of natural gas can have a significant impact on gains and losses included in the Company's financial statements from period to period.

Certain financial sales contracts for primary aluminum and all financial purchase contracts for natural gas have been designated as cash flow hedges in accordance with the provisions of SFAS No. 133 (as amended). The Company assesses the effectiveness of these cash flow hedges quarterly. To the extent such cash flow hedges are effective, unrealized gains and losses on the financial sales contracts are deferred in the balance sheet as accumulated other comprehensive income until the hedged transaction occurs when the realized gain or loss is recognized as revenue in the Statement of Operations. Any ineffective portion of the gain or loss is reported in earnings immediately. Mark-to-market gains and losses are recorded in net gain (loss) on forward contracts in the period delivery is no longer deemed probable.

The aluminum-based financial and physical delivery contracts that are derivatives, as provided for in current accounting standards, are marked-to-market monthly. Fluctuations in the LME price of primary aluminum have a significant impact on gains and losses included in the Company's financial statements from period to period. Unrealized gains and losses are included in net gain (loss) on forward contracts.

The effectiveness of the Company's hedges is measured by a historical and probable future high correlation of changes in the fair value of the hedging instruments with changes in value of the hedged item. If high correlation ceases to exist, then gains or losses will be recorded in net gain (loss) on forward contracts. To date, high correlation has always been achieved. During 2004 and 2003, the Company did not recognize any gains or losses for ineffective portions of hedging instruments. As of December 31, 2004 and 2003, the Company had deferred losses of $49,113 and 1,591, respectively, on its hedges, net of tax.

Financial Instruments The Company's financial instruments (principally receivables, payables, debt related to the Industrial Revenue Bonds (the "IRBs") and forward financial contracts) are carried at amounts that approximate fair value. At December 31, 2004, the Company's 7.5% Senior Unsecured Notes due 2014 and 1.75% Convertible Senior Notes due 2024 had carrying amounts of $250,000 and $175,000, respectively. At December 31, 2004, the estimated fair value of the 7.5% Senior Unsecured Notes due 2014 and 1.75% Convertible Senior Notes due 2024 are $266,250 and 192,171, respectively. The Company has provided the trustee under the indenture notice of its intent to call for redemption all outstanding first mortgage notes on or about April 15, 2005 at 105.875% of the principal balance, plus accrued and unpaid interest.

Concentration of Credit Risk Financial instruments, which potentially expose the Company to concentrations of credit risk, consist principally of cash investments and trade receivables. The Company places its cash investments with highly rated financial institutions. At times, such investments may be in excess of the FDIC insurance limit. The Company's limited customer base increases its concentrations of credit risk with respect to trade receivables. The Company routinely assesses the financial strength of its customers.

Use of Estimates The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Stock-Based Compensation The Company has elected not to adopt the recognition provisions for employee stock-based compensation as permitted in SFAS No. 123, "Accounting for Stock-Based Compensation." As such, the Company accounts for stock based compensation in accordance with Accounting Principles Board ("APB") Opinion No. 25 "Accounting for Stock Issued to Employees." No compensation cost has been recognized for the stock option portions of the plan because the exercise prices of the stock options granted were equal to the market value of the Company's stock on the date of grant. Had compensation cost for the Stock Incentive Plan, see Note 9, been determined using the fair value method provided under SFAS No. 123, the Company's net income

		2004	2003	2002
Net income (loss) applicable to common shareholders	As Reported	$ 27,202	$ (1,034)	$ (20,608)
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects		1,767	1,441	172
Deduct: Stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects		(2,148)	(2,106)	(402)
Pro forma net income (loss)		$ 26,821	$ (1,699)	$ (20,838)
Basic income (loss) per share	As Reported	$ 0.95	$ (0.05)	$ (1.00)
	Pro Forma	$ 0.94	$ (0.08)	$ (1.01)
Diluted income (loss) per share	As Reported	$ 0.95	$ (0.05)	$ (1.00)
	Pro Forma	$ 0.93	$ (0.08)	$ (1.01)

(loss) and earnings (loss) per share would have changed to the pro forma amounts indicated above:

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2004, 2003 and 2002:

	2004	2003	2002
Weighted average fair value per option granted during the year	$14.12	$ 7.78	$ 6.66
Dividends per quarter	$ 0.00	$ 0.00	$ 0.05
Risk-free interest rate	3.54%	3.11%	3.82%
Expected volatility	70%	75%	69%
Expected lives (in years)	5	5	5

New Accounting Standards In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123(R), "Share Based Payment." This Statement is a revision of FASB Statement No. 123, "Accounting for Stock-Based Compensation" and supersedes Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." This statement focuses primarily on accounting for transactions in which a company obtains employee services in share-based payment transactions. This Statement will require the Company to recognize the grant date fair value of an award of equity-based instruments to employees and the cost will be recognized over the period in which the employees are required to provide service. The Statement is effective for the first interim period beginning after June 15, 2005. The Company is currently assessing the Statement and does not expect the impact of adopting SFAS No. 123(R) to have a material effect on the Company's financial position and results of operations.

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs." This Statement amends the guidance in Accounting Research Bulletin No. 43, Chapter 4, "Inventory Pricing" to clarify the accounting treatment for certain inventory costs. In addition, the Statement requires that the allocation of production overheads be based on the facilities' normal production capacity. This Statement is effective for financial statements issued for fiscal years beginning after June 15, 2005. The Company is currently assessing the Statement and has not yet determined the impact of adopting SFAS No. 151 on the Company's financial position and results of operations.

On December 8, 2003, the "Medicare Prescription Drug Improvement and Modernization Act of 2003," or the Medicare Act, was signed into law. The Medicare Act introduces a prescription drug benefit under Medicare as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least "actuarially equivalent" to Medicare Part D.

In the second quarter of 2004, a FASB Staff Position (FSP FAS 106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug Improvement and Modernization Act of 2003") was issued providing guidance on the accounting for the effects of the Medicare Act for employers that sponsor postretirement health care plans that provide prescription drug benefits. This FSP superseded FSP FAS 106-1, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug Improvement and Modernization Act of 2003." The FSP was effective for the first interim or annual period beginning after June 15, 2004.

The guidance in this FSP applies only to the sponsor of a single-employer defined benefit postretirement health plan for which the employer has concluded that prescription drug benefits available under the plan are actuarially equivalent and thus qualify for the subsidy under the Medicare Act and the expected subsidy will offset or reduce the employer's share of the costs of postretirement prescription drug coverage provided by the plan. The Company determined that the Company's plans were actuarially equivalent and elected to adopt the provisions of FSP FAS 106-2 in the third quarter of 2004 on a prospective basis only. The Company compared the Medicare Part D plan to its retiree prescription drug coverage using actuarial equivalencies and reflecting the retiree premiums and cost sharing provisions of the various plans. This analysis showed the Company's plans provide more valuable benefits to retirees than the Medicare Part D plan. Based on the Company's understanding of the intent of the Medicare Act and subsequent proposed regulations, the Company still believes the Company's plans will meet the actuarial equivalence requirements necessary to receive the Medicare reimbursement.

For retirees with post-65 prescription drug benefits, the Company estimates the net effect on post-65 per capita medical and prescription drug costs to be a reduction of approximately 11% to 14% due to the Medicare reimbursement. The changes are assumed to have no impact on future participation rates in the Company's post-65 prescription drug programs.

The Company has reduced the Company's accumulated benefit obligation (ABO) for the subsidy related to benefits attributed to past service by approximately $26.4 million. The reduction will be recognized on the balance sheet through amortization.

Foreign Currency The Company's Nordural subsidiary located in Iceland uses the U.S. Dollar as its functional currency. Certain operating and construction expenses are denominated and payable in foreign currencies. For example, Nordural's revenues are denominated in U.S. Dollars, while its labor costs are denominated in Icelandic krona and a portion of its anode costs are denominated in euros. Transactions denominated in currencies other than the functional currency are recorded based on exchange rates at the time such transactions arise and result in transaction gains and losses which are reflected in the Consolidated Statement of Operations.

2. Acquisitions

The Gramercy Acquisition

On October 1, 2004, the Company, together with subsidiaries of Noranda Finance, Inc. ("Noranda"), completed the joint purchase of the Gramercy, Louisiana alumina refinery ("Gramercy") owned by Kaiser Aluminum and Chemical Corporation ("Kaiser") and Kaiser's 49% interest in a Jamaican bauxite mining partnership ("St. Ann Bauxite"). The purchase price was $23.0 million, subject to working capital adjustments. The Company and Noranda each paid one-half of the purchase price. All of the bauxite mined by the partnership is used for the production of alumina at the Gramercy refinery and a third party refinery in Texas. The Gramercy refinery chemically refines bauxite into alumina, the principal raw material in the production of primary aluminum. The Hawesville facility purchases virtually all of its alumina requirements from Gramercy. The Company uses the equity method of accounting for its investment in Gramercy and St. Ann Bauxite.

Nordural Acquisition

On April 27, 2004, the Company completed the acquisition of Nordural hf ("Nordural") from Columbia Ventures Corporation. Nordural is an Icelandic company that owns and operates the Nordural facility, a primary aluminum reduction facility located in Grundartangi, Iceland, approximately 25 miles northwest of Reykjavik, Iceland's capital. The results of operations of Nordural are included in the Company's Statement of Operations beginning April 28, 2004.

The Nordural facility, built in 1998, is the Company's most recently constructed and lowest operating cost facility. The Company is expanding the Nordural facility to increase its annual production capacity to 467 million pounds, or more than double its current production capacity.

The Company accounted for the acquisition as a purchase using the accounting standards established in Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations." The Company received the final Nordural asset appraisal in December 2004. That appraisal had significantly higher asset values than the preliminary appraisal used to record the acquisition. As a result, goodwill decreased $11,649 from previously reported amounts in interim periods. The Company recognized $95,610 of goodwill in the transaction. None of the goodwill is expected to be deductible for Icelandic tax purposes however; all of the goodwill is expected to be deductible for U.S. tax purposes.

The purchase price for Nordural was $195,346, allocated as follows:

Allocation of Purchase Price:	
Current assets	$ 41,322
Property, plant and equipment	276,597
Goodwill	95,610
Current liabilities	(26,144)
Long-term debt	(177,898)
Other non-current liabilities	(14,141)
Total purchase price	$ 195,346

The following tables represent the unaudited pro forma results of operations for the years ended December 31, 2004 and 2003 assuming the acquisition occurred on January 1, 2003. The unaudited pro forma amounts may not be indicative of the results that actually would have occurred if the transaction described above had been completed and in effect for the periods indicated.

	Year Ended December 31,	
(Unaudited)	*2004*	*2003*
Net sales	$ 1,099,122	$ 883,418
Income before cumulative effect of change in accounting principle	34,787	20,962
Net income	34,787	15,084
Net income available to common shareholders	34,018	13,084
Earnings per share:		
Basic	$ 1.08	$ 0.44
Diluted	$ 1.07	$ 0.43

The Acquisition of Glencore interest in Hawesville

On April 1, 2003, the Company completed the acquisition of the remaining 20% interest in the Hawesville facility. The operating results of the 20% interest in the Hawesville facility have been included in the Company's consolidated financial statements from the date of acquisition. Century paid a purchase price of $99,400 which it financed with approximately $59,400 of available cash and $40,000 from the Glencore Note. See Note 5 for a discussion of the Glencore Note. In connection with the acquisition, the Company assumed all of Glencore's obligations related to the 20% interest in the Hawesville facility. In addition, the Company issued a promissory note to Glencore to secure any payments Glencore could be required to make as issuer of a letter of credit in April 2001 in support of the Industrial Revenue Bonds (the "IRBs").

3. Inventories

Inventories, at December 31, consist of the following:

	2004	2003
Raw materials	$ 51,511	$ 35,621
Work-in-process	18,180	15,868
Finished goods	8,307	14,920
Operating and other supplies	30,557	22,951
	$ 108,555	$ 89,360

At December 31, 2004 and December 31, 2003, approximately 69% and 78% of the inventories, respectively, were valued at the lower of LIFO cost or market. At December 31, 2004, the excess of FIFO cost over LIFO cost (or market, if lower) was $4,775. At December 31, 2003, the excess of LIFO cost (or market, if lower) over FIFO cost was approximately $3,762.

4. Property, Plant and Equipment

Property, plant and equipment, at December 31, consist of the following:

	2004	2003
Land and improvements	$ 13,412	$ 13,371
Buildings and improvements	116,695	41,029
Machinery and equipment	849,815	636,348
Construction in progress	68,718	9,398
	1,048,640	700,146
Less accumulated depreciation	(242,390)	(205,189)
	$ 806,250	$ 494,957

For the years ended December 31, 2004 and 2003, the Company recorded depreciation expense of $37,927 and $32,584, respectively.

At December 31, 2004 and 2003, the cost of property, plant and equipment includes $154,209 and $153,474, respectively, and accumulated depreciation includes $57,102 and $49,598, respectively, representing the Company's undivided interest in the property, plant and equipment comprising the Mt. Holly facility.

The Company has various operating lease commitments through 2010 relating to office space, machinery and equipment. Expenses under all operating leases were $423, $331 and $319 for the years ended December 31, 2004, 2003 and 2002, respectively. There were no noncancelable operating leases as of December 31, 2004.

5. Debt

Secured First Mortgage Notes

In August 2004, the Company completed a tender offer and consent solicitation for the Company's 11.75% senior secured first mortgage notes due 2008 (the "Notes"). The principal purpose of the tender offer and consent solicitation was to refinance Century's outstanding Notes with debt bearing a lower interest rate, thereby reducing the Company's annual interest expense. On August 26, 2004, the Company purchased $315,055 in principal amount of Notes in the tender offer. Holders received $1,096.86 for each $1,000 principal amount of Notes purchased in the tender offer, plus accrued and unpaid interest. Holders who tendered their Notes by August 6, 2004, received a consent payment of $20.00 per $1,000 of principal amount of Notes resulting in a total consideration of $1,116.86 for each $1,000 principal amount of Notes purchased in the tender offer, plus accrued and unpaid interest up to but not including the date of payment.

Following the tender offer, the Company has outstanding a principal amount of $9,945 of Notes. No principal payments are required until maturity. On April 15, 2005, the Company will exercise its right to call the remaining Notes at 105.875% of the principal balance, plus accrued and unpaid interest.

The Company financed the tender offer and consent solicitation with a portion of the proceeds from the private placement of its 7.5% Senior Unsecured Notes due 2014 ("Senior Unsecured Notes") in the aggregate principal amount of $250,000 and 1.75% Senior Convertible Notes due 2024 ("Convertible Notes") in the aggregate principal amount of $175,000. The sale of the Convertible Notes closed August 9, 2004 resulting in net proceeds to the Company of approximately $169,209. The sale of the Senior Unsecured Notes closed August 26, 2004 and resulted in net proceeds to the Company of approximately $243,238. The Company used the remaining proceeds from these offerings and available cash to repay a portion of the outstanding debt at Nordural.

The Company had unamortized discounts on the Notes of $67 and $2,690 at December 31, 2004 and December 31, 2003, respectively. In connection with the consent solicitation, the Company entered into a supplemental indenture that eliminated substantially all of the restrictive covenants and certain default provisions contained in the indenture governing the remaining Notes.

In the third quarter of 2004, the Company recognized a loss

on early extinguishment of debt of $47,448 related to the refinancing of the Notes. The loss was composed of the following:

Purchase price premium, less consent fee	$ 30,516
Consent payments	6,301
Write-off of capitalized financing fees	7,373
Write-off of bond discount	2,286
Other tender costs	972
	$ 47,448

Convertible Senior Notes

On August 9, 2004, the Company completed the sale of $175,000 aggregate principal amount of its 1.75% Convertible Notes due August 1, 2024. Interest is payable on February 1st and August 1st of each year.

The Convertible Notes are convertible at any time at an initial conversion rate of 32.7430 shares of Century common stock per one thousand dollars of principal amount of Convertible Notes, subject to adjustments for certain events. The initial conversion rate is equivalent to a conversion price of approximately $30.5409 per share of Century common stock. Upon conversion of a Convertible Note, the holder of such Convertible Note shall receive cash equal to the principal amount of the Convertible Note and, at Century's election, either cash, Century common stock, or a combination thereof, for the Convertible Notes' conversion value in excess of such principal amount, if any. In addition, the Convertible Notes are redeemable at Century's option beginning on August 6, 2009, and the holders may require Century to repurchase all or part of their Convertible Notes for cash on each of August 1, 2011, August 1, 2014 and August 1, 2019. The convertible notes are classified as current because they are convertible at any time.

The obligations of the Company pursuant to the Convertible Notes are unconditionally guaranteed, jointly and severally, on a senior unsecured basis by all of the Company's existing domestic restricted subsidiaries other than Century Aluminum of Kentucky, LLC.

Senior Unsecured Notes

On August 26, 2004, the Company completed the sale of $250,000 aggregate principal amount of its 7.5% Senior Unsecured Notes due August 15, 2014. Interest is payable February 15th and August 15th of each year.

The indenture governing the Senior Unsecured Notes contains customary covenants, including limitations on the Company's ability to incur additional indebtedness, pay dividends, sell assets or stock of certain subsidiaries and purchase or redeem capital stock.

The obligations of the Company pursuant to the Senior Unsecured Notes are unconditionally guaranteed, jointly and severally, on a senior unsecured basis by all of the Company's existing domestic restricted subsidiaries other than Century Aluminum of Kentucky, LLC.

On or after August 15, 2009, the Company may redeem any of the senior notes, in whole or in part, at an initial redemption price equal to 103.75% of the principal amount, plus accrued and unpaid interest. The redemption price will decline each year after 2009 and will be 100% of the principal amount, plus accrued and unpaid interest, beginning on August 15, 2012.

Revolving Credit Facility

Effective April 1, 2001, the Company entered into a $100,000 senior secured revolving credit facility (the "Revolving Credit Facility") with a syndicate of banks. The Revolving Credit Facility will mature on April 2, 2006. The Company's obligations under the Revolving Credit Facility are unconditionally guaranteed by its domestic subsidiaries (other than Century Aluminum of Kentucky, LLC (the "LLC") and certain subsidiaries formed in connection with the Nordural and Gramercy acquisitions) and secured by a first priority security interest in all accounts receivable and inventory belonging to the Company and its subsidiary borrowers. The availability of funds under the Revolving Credit Facility is subject to a $30,000 reserve and limited by a specified borrowing base consisting of certain eligible accounts receivable and inventory. As of December 31, 2004, the Company had a borrowing base of $87,861 under the Revolving Credit Facility. Borrowings under the Revolving Credit Facility are, at the Company's option, at the LIBOR rate or the Fleet National Bank base rate plus, in each case, an applicable interest margin. The applicable interest margin ranges from 2.25% to 3.0% over the LIBOR rate and 0.75% to 1.5% over the base rate and is determined by certain financial measurements of the Company. There were no outstanding borrowings under the Revolving Credit Facility as of December 31, 2004 and December 31, 2003. Interest periods for LIBOR rate borrowings are one, two, three or six months, at the Company's option. The Company is subject to customary covenants, including limitations on capital expenditures, additional indebtedness, liens, guarantees, mergers and acquisitions, dividends, distributions, capital redemptions and investments.

Industrial Revenue Bonds

Effective April 1, 2001, in connection with its acquisition of the Hawesville facility, the Company assumed the IRBs in the aggregate principal amount of $7,815. From April 1, 2001 through April 1, 2003, Glencore assumed 20% of the liability related to the IRBs consistent with its ownership interest in the Hawesville facility during that period. The IRBs mature on April 1, 2028, and bear interest at a variable rate not to exceed 12% per annum determined weekly based on prevailing rates for similar bonds in the bond market, with interest paid quarterly. The IRBs are secured by a Glencore guaranteed letter of credit and the Company provides for the servicing costs for the letter of credit. The Company has agreed to

	Total	2005	2006	2007	2008	2009	Thereafter
7.5% Senior Notes due August 2014	$ 250,000						$ 250,000
Nordural debt	80,711	—	$ 831	$ 30,354	$ 28,887	$ 11,916	8,723
Total	$ 330,711	—	$ 831	$ 30,354	$ 28,887	$ 11,916	$ 255,723

reimburse Glencore for all costs arising from the letter of credit. The Company's maximum potential amount of future payments under the reimbursement obligations for the Glencore letter of credit securing the IRBs would be $8,150. The interest rate on the IRBs at December 31, 2004 was 2.30%. The IRBs are classified as current liabilities because they are remarketed weekly and could be required to be repaid upon demand if there is a failed remarketing, as provided in the indenture governing the IRBs. The Company's reimbursement obligations related to the Glencore letter of credit securing the IRBs are guaranteed by each of its material consolidated subsidiaries, except for the LLC (see Note 19 for a discussion of note guarantees), and secured by a first priority interest in the 20% interest in the Hawesville facility.

Glencore Note Payable

On April 1, 2003, in connection with its acquisition of the remaining 20% interest in the Hawesville facility, the Company issued a six-year $40,000 promissory note payable to Glencore bearing interest at a rate of 10% per annum (the "Glencore Note"). In April 2004, the Company paid the remaining $14,000 of principal on the Glencore Note, which consisted of a $2,000 required principal payment and an optional $12,000 prepayment of principal.

Term Loan Facility — Nordural

As of December 31, 2004, Nordural had approximately $68,494 of debt associated with a senior term loan facility maturing December 31, 2009. In February 2005, the Company repaid the remaining principal outstanding under the loan facility with borrowing under a new term loan facility described below. Amounts borrowed under Nordural's loan facility bore interest at a margin over the applicable LIBOR rate.

Nordural's New Term Loan Facility

On February 10, 2005, Nordural executed agreements and documents related a new $365.0 million senior term loan facility with Landsbanki Islands hf. and Kaupthing Bank hf, which closed and funded on February 15, 2005. Amounts borrowed under the new term loan facility were used to refinance debt under Nordural's existing term loan facility, and will be used to finance a portion of the costs associated with the ongoing expansion of the Nordural facility and for Nordural's general corporate purposes. Amounts borrowed under Nordural's new term loan facility generally will bear interest at a margin over the applicable Eurodollar rate. Nordural's obligations under the new term loan facility have been secured by a pledge of all of Nordural's shares pursuant to a share pledge agreement with the lenders. In addition, substantially all of Nordural's assets are pledged as security under the loan facility. Nordural is required to make the following minimum repayments of principal on the facility: $15.5 million on February 28, 2007 and $14.0 million on each of August 31, 2007, February 29, 2008, August 31, 2008, February 28, 2009, August 31, 2009 and February 28, 2010. If Nordural makes a dividend payment (which dividends are not permitted until the Nordural facility has been expanded to a production level of 212,000 metric tons per year), it must simultaneously make a repayment of principal in an amount equal to 50% of the dividend. The new term loan facility is non-recourse to Century Aluminum Company. All outstanding principal must be repaid at final maturity on February 28, 2010.

Nordural's loan facility contains customary covenants, including limitations on additional indebtedness, investments, capital expenditures (other than related to the expansion project), dividends, and hedging agreements. Nordural is also subject to various financial covenants, including a net worth covenant and certain maintenance covenants, including minimum interest coverage and debt service coverage beginning as of December 31, 2006.

Principal Payments on Long Term Debt

Principal payments on the Company's long term debt in the next five years and thereafter are as shown in the chart at the top of the page:

6. Composition of Certain Balance Sheet Accounts at December 31

	2004	2003
Accrued and Other Current Liabilities		
Income taxes	$ 11,698	$ 2,811
Accrued bond interest	8,148	7,956
Salaries, wages and benefits	15,210	7,818
Asset retirement obligations — current portion	3,286	3,021
Stock compensation	2,132	2,252
Other	12,835	6,296
	$ 53,309	$ 30,154
Accrued Employee Benefit Costs — Current Portion		
Postretirement benefits	$ 4,558	$ 4,242
Employee benefits cost	3,900	4,692
	$ 8,458	$ 8,934
Other Liabilities		
Workers' compensation	$ 9,317	$ 8,971
Asset retirement obligations — less current portion	13,946	13,474
Derivative liabilities	10,615	10,598
Other	1,083	329
	$ 34,961	$ 33,372

	2004	2003
Accumulated Other Comprehensive Loss		
Unrealized loss on financial instruments, net of tax of $28,011 and $864	$(49,113)	$ (1,591)
Minimum pension liability adjustment, net of tax of $1,728 and $2,042	(3,073)	(3,631)
	$(52,186)	$ (5,222)

Century of West Virginia and Century of Kentucky are self-insured for workers' compensation. In addition, Century of West Virginia has certain catastrophic coverage that is provided under State of West Virginia insurance programs. The liability for self-insured workers' compensation claims has been discounted at 4.5% for 2004 and 5.0% for 2003. The components of the liability for workers' compensation at December 31 are as follows:

	2004	2003
Undiscounted liability	$ 15,379	$ 15,100
Less discount	3,241	3,558
	$ 12,138	$ 11,542

7. Pension and Other Postretirement Benefits

Pension Benefits

The Company maintains noncontributory defined benefit pension plans for all of the Company's domestic hourly and salaried employees. For the domestic salaried employees, plan benefits are based primarily on years of service and average compensation during the later years of employment. For hourly employees at the Ravenswood facility, plan benefits are based primarily on a formula that provides a specific benefit for each year of service. The Company's funding policy is to contribute annually an amount based upon actuarial and economic assumptions designed to achieve adequate funding of the projected benefit obligations and to meet the minimum funding requirements of ERISA. Plan assets consist principally of U.S. equity securities, growth funds and fixed income accounts. In addition, the Company provides supplemental executive retirement benefits ("SERB") for certain executive officers. The Company uses a measurement date of December 31st to determine the pension and OPEB benefit liabilities.

The hourly employees at the Hawesville facility are part of a United Steelworkers of America ("USWA") sponsored multi-employer plan. The Company's contributions to the plan are determined at a fixed rate per hour worked. During the years ended December 31, 2004, 2003 and 2002, the Company contributed $1,454, $1,407 and $1,467, respectively, to the plan, and had no outstanding liability at year end.

As of December 31, 2004 and 2003, the Company's accumulated pension benefit obligation exceeded the fair value of the pension plan assets at year end. At December 31, 2004 and 2003, the Company was required to record a minimum pension liability, which primarily related to the Mt. Holly facility, of $3,073 and $3,631, net of tax, respectively, the charge for which is included in other comprehensive income. In the future, the amount of the minimum pension liability will vary depending on changes in market conditions, performance of pension investments, and the level of company contributions to the pension plans. The Company will evaluate and adjust the minimum pension liability on an annual basis.

Other Postretirement Benefits (OPEB)

In addition to providing pension benefits, the Company provides certain healthcare and life insurance benefits for substantially all domestic retired employees. The Company accounts for these plans in accordance with SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." SFAS No. 106 requires the Company to accrue the estimated cost of providing postretirement benefits during the working careers of those employees who could become eligible for such benefits when they retire. The Company funds these benefits as the retirees submit claims.

The change in benefit obligations and change in plan assets as of December 31 are shown on the following page:

In developing the long-term rate of return assumption for pension fund assets, the Company evaluated input from its actuaries, including their review of asset class return expectations as well as long-term inflation assumptions. Projected returns are based on historical returns of broad equity and bond indices. The Company also considered its historical 10-year compound returns. The Company anticipates that its investments will generate long-term rates of return of 9.0%, based on target asset allocations discussed below.

Effect of Medicare Part D

The following table shows the effect of the Medicare Part D Subsidy on the components of the Company's 2004 net periodic postretirement benefit cost.

	Year Ended December 31, 2004	
	Included	Excluded
Service cost	$ 4,082	$ 4,407
Interest cost	7,336	7,850
Expected return on plan assets	—	—
Net amortization and deferral	1,493	1,984
Net periodic cost	$ 12,911	$ 14,241

For measurement purposes, medical cost inflation is initially 9%, declining to 5% over six years and thereafter.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care benefit obligations. A one-percentage-point change in the assumed health

	2004		2003	
	Pension	*OPEB*	*Pension*	*OPEB*
Change in benefit obligation				
Benefit obligation at beginning of year	$ 67,249	$ 117,525	$ 58,442	$ 104,035
Service cost	3,369	4,082	3,339	3,757
Interest cost	4,261	7,336	3,761	6,823
Plan changes	114	(4,717)	1,649	18
Losses	8,379	28,467	2,948	7,087
Benefits paid	(3,079)	(4,757)	(2,890)	(4,195)
Benefit obligation at end of year	$ 80,293	$ 147,936	$ 67,249	$ 117,525
Change in plan assets				
Fair value of plan assets at beginning of year	$ 53,095	$ —	$ 38,382	$ —
Actual return (loss) on plan assets	7,321	—	14,383	—
Employer contributions	9,853	4,757	3,220	4,195
Benefits paid	(3,079)	(4,757)	(2,890)	(4,195)
Fair value of assets at end of year	$ 67,190	$ —	$ 53,095	$ —
Funded status of plans				
Funded status	$ (13,103)	$ (147,936)	$ (14,155)	$ (117,525)
Unrecognized actuarial loss	12,852	63,248	7,370	36,613
Unrecognized transition obligation	60	—	234	—
Unrecognized prior service cost	4,549	(5,422)	5,104	(1,044)
Net asset (liability) recognized	$ 4,358	$ (90,110)	$ (1,447)	$ (81,956)
Amounts Recognized in the Statement of Financial Position				
Prepaid benefit cost	$ 15,043	$ —	$ 9,274	$ —
Accrued benefit liability	(10,685)	(90,110)	(12,458)	(81,956)
Intangible asset	—	—	737	—
Accumulated other comprehensive income	—	—	1,000	—
Net amount recognized	$ 4,358	$ (90,110)	$ (1,447)	$ (81,956)

The Company's pension plans projected benefit obligation, accumulated benefit obligation, and fair value of plan assets as of December 31 are as follows:

	Projected Benefit Obligation		*Accumulated Benefit Obligation*		*Fair Value of Plan Assets*	
	2004	*2003*	*2004*	*2003*	*2004*	*2003*
Hourly pension plan	$ 43,941	$ 37,781	$ 43,512	$ 37,781	$ 44,606	$ 39,151
Salaried pension plan	27,300	18,702	22,579	15,231	22,584	13,944
Supplemental executive benefits pension plan ("SERB")	9,052	10,766	9,052	10,764	—	—

There are no plan assets in the SERB due to the nature of the plan.

Net periodic benefit costs were comprised of the following elements:

	Year Ended December 31,					
	2004		*2003*		*2002*	
	Pension	*OPEB*	*Pension*	*OPEB*	*Pension*	*OPEB*
Service cost	$ 3,369	$ 4,082	$ 3,339	$ 3,757	$ 3,001	$ 3,019
Interest cost	4,261	7,336	3,761	6,823	3,554	6,229
Expected return on plan assets	(4,750)	—	(3,454)	—	(3,554)	—
Net amortization and deferral	1,167	1,493	2,055	1,148	1,425	401
Net periodic cost	$ 4,047	$ 12,911	$ 5,701	$ 11,728	$ 4,426	$ 9,649

Weighted average assumptions were used to determine benefit obligations at December 31:

	Pension Benefits		*OPEB*	
	2004	*2003*	*2004*	*2003*
Discount rate	5.75%	6.25%	5.75%	6.25%
Rate of compensation increase	4.00%	4.00%	4.00%	4.00%

Weighted average assumptions were used to determine net periodic benefit cost for the years ended December 31:

	Pension Benefits		*OPEB*	
	2004	*2003*	*2004*	*2003*
Measurement date	12/31/2003	12/31/2002	12/31/2003	12/31/2002
Fiscal year end	12/31/2004	12/31/2003	12/31/2004	12/31/2003
Discount rate	6.25%	6.50%	6.25%	6.50%
Rate of compensation increase	4.00%	4.00%	4.00%	4.00%
Expected long-term return on plan assets	9.00%	9.00%	—	—

care cost trend rates would have had the following effects in 2004:

	One Percentage Point Increase	*One Percentage Point Decrease*
Effect on total of service and interest cost components	$ 2,241	$ (1,760)
Effect on accumulated postretirement benefit obligation	$ 27,101	$ (21,511)

The Company sponsors a tax-deferred savings plan under which eligible domestic employees may elect to contribute specified percentages of their compensation with the Company providing matching contributions of 60% of the first 6% of a participant's annual compensation contributed to the savings plan. One half of the Company's contribution is invested in the common stock of Century and one half of the Company's contribution is invested based on employee election. Company contributions to the savings plan were $602, $590 and $607 for the years ended December 31, 2004, 2003 and 2002, respectively. Shares of common stock of the Company may be sold at any time. Employees are considered fully vested in the plan upon completion of two years of service. A year of service is defined as a plan year in which the employee works at least 1,000 hours.

Plan Assets

The Company's pension plans weighted average asset allocations at December 31, 2004 and 2003, by asset category are as follows:

	Pension Plan Assets at December 31,	
	2004	*2003*
Equity securities	65%	71%
Debt securities	35%	29%
	100%	100%

The Company seeks a balanced return on plan assets through a diversified investment strategy. The Company's weighted average target allocation for plan assets is 65% equity securities and funds and 35% fixed income funds. The Company expects the long-term rate of return on the plan assets to be 9.0%.

Equity securities include Century common stock in the amounts of $0 and $9,505 (18% of total plan assets) at December 31, 2004 and 2003, respectively. There are no plan assets in the SERB plan due to the nature of the plan.

The Company's other postretirement benefit plans are unfunded. The Company funds these benefits as the retirees submit claims.

Pension and OPEB Cash Flows

Contributions

The Company expects to contribute approximately $500 to fund its pension plans for the year ended December 31, 2005.

Estimated Future Benefit Payments

The following table provides the estimated future benefit payments for the pension and other postretirement benefit plans.

	Pension Benefits	*OPEB Benefits*
2005	$ 3,806	$ 4,558
2006	4,587	4,547
2007	4,818	5,146
2008	5,081	5,731
2009	5,437	6,378
Years 2010-2014	30,372	41,035

8. Shareholders' Equity

Preferred Stock Under the Company's Restated Certificate of Incorporation, the Board of Directors is authorized to issue up to 5,000,000 shares of preferred stock, with a par value of one cent per share, in one or more series. The authorized but unissued preferred shares may be issued with such dividend rates, conversion privileges, voting rights, redemption prices and liquidation preferences as the Board of Directors may determine, without action by shareholders.

On April 2, 2001, the Company issued to Glencore 500,000 shares of its 8.0% cumulative convertible preferred stock (the "Preferred Stock") for a cash purchase price of $25,000. In May 2004, the Company used a portion of the proceeds from a registered equity offering that closed in April 2004 to pay preferred stock dividends of $3,269 or $6.54 per preferred stock share. In May 2004, Glencore exercised its option to convert its Preferred Stock into shares of the Company's common stock at a price of $17.92 per common share. The Company issued 1,395,089 shares of its common stock to Glencore in the conversion. At December 31, 2004, the Company had no outstanding Preferred Stock.

The Company suspended its common and preferred stock dividends beginning in the fourth quarter of 2002. The action was taken because the Company was near the limits on allowable dividend payments under the then current covenants in its bond indenture and due to current economic conditions. In August 2004, the Company refinanced its Notes and removed all restrictive covenants associated with the Notes. As of December 31, 2003, the Company had total cumulative preferred dividend arrearages of $2,500, or $5.00 per share of preferred stock.

9. Stock Based Compensation

1996 Stock Incentive Plan The Company adopted the 1996 Stock Incentive Plan (the "Stock Incentive Plan") for the purpose of awarding performance share units and granting qualified incentive stock options and nonqualified stock options to salaried officers and other key employees of the Company. The Stock Incentive Plan was amended in 2004 and its term was extended five years through February 28, 2011. Additionally, as part of the amendment the number of shares available under the Stock Incentive Plan was increased 1,000,000 shares to a total of 3,000,000 shares. Granted stock options vest one-third on the grant date and an additional one-third on each of the first and second anniversary dates, and have a term of 10 years. The performance share units represent the right to receive common stock, on a one-for-one basis on their vesting dates.

The Stock Incentive Plan provides for grants upon the passage of time or the attainment of certain established performance goals. As of December 31, 2004, 536,211 performance share units have been authorized and will vest upon the attainment of the performance goals.

The Company recognized $2,761, $2,254 and $269 of expense related to the Stock Incentive Plan in 2004, 2003 and 2002, respectively. Service based performance share units do not affect the issued and outstanding shares of common stock until conversion at the end of the vesting periods. However, the service based performance share units are considered common stock equivalents and therefore are included, using the treasury stock method, in average common shares outstanding for diluted earnings per share computations. Goal based performance share units are not considered common stock equivalents until it becomes probable that performance goals will be obtained.

Non-Employee Directors Stock Option Plan The Company adopted a non-employee directors' stock option plan for the purpose of granting non-qualified stock options to non-employee directors. The number of shares available under this plan is 200,000, of which options for 179,000 shares have been awarded. The initial options vest one-third on the grant date and an additional one-third on each of the first and second anniversary dates. Subsequent options vest one-fourth each calendar quarter. Each option granted under this plan will be exercisable for a period of 10 years from the date of grant.

A summary of the status of the Company's Stock Incentive Plan and the Non-Employee Directors Stock Option Plan as of December 31, 2004, 2003 and 2002 and changes during the year ended on those dates is presented below:

Options	2004 *Shares*	2004 *Weighted Average Exercise Price*	2003 *Shares*	2003 *Weighted Average Exercise Price*	2002 *Shares*	2002 *Weighted Average Exercise Price*
Outstanding at beginning of year	677,020	$ 12.94	691,200	$ 12.58	595,267	$ 12.82
Granted	90,750	23.54	161,750	14.06	96,600	11.05
Exercised	(445,840)	12.73	(60,630)	12.48	(667)	8.15
Forfeited	(500)	7.98	(115,300)	12.70	—	—
Outstanding at end of year	321,430	$ 16.15	677,020	$ 12.94	691,200	$ 12.58

The following table summarizes information about stock options outstanding at December 31, 2004:

	Options Outstanding			*Options Exercisable*	
Range of Exercise Prices	*Number Outstanding at 12/31/04*	*Weighted Average Remaining Contractual Life*	*Weighted Average Exercise Price*	*Number Exercisable at 12/31/04*	*Weighted Average Exercise Price*
$17.00 to $24.51	127,670	9.5 years	$ 22.23	58,363	$ 21.66
$13.00 to $16.99	119,335	3.8 years	$ 14.35	119,335	$ 14.35
$ 7.03 to $12.99	74,425	6.7 years	$ 8.62	74,425	$ 8.62
	321,430			252,123	

10. Earnings (Loss) Per Share

Basic earnings per common share ("EPS") amounts are computed by dividing earnings after the deduction of preferred stock dividends by the average number of common shares outstanding. In accordance with current accounting guidance, for the purpose of calculating EPS, the cumulative preferred stock dividends accumulated for the period were deducted from net income, as if declared. Diluted EPS amounts assume the issuance of common

	For the Fiscal Year Ended December 31,								
	2004			2003			2002		
	Income	Shares	Per-Share	Income	Shares	Per-Share	Income	Shares	Per-Share
Income (loss) before cumulative effect of change in accounting principle	$ 27,971			$ 6,844			$(18,608)		
Less: Preferred stock dividends	(769)			(2,000)			(2,000)		
Basic EPS:									
Income (loss) applicable to common shareholders	27,202	28,668	$ 0.95	4,844	21,073	$ 0.23	(20,608)	20,555	$ (1.00)
Effect of Dilutive Securities:									
Plus: Incremental Shares from assumed conversion Options	—	107		—	26		—	—	
Diluted EPS:									
Income (loss) applicable to common shareholders with assumed conversions	$ 27,202	28,775	$ 0.95	$ 4,844	21,099	$ 0.23	$(20,608)	20,555	$ (1.00)

stock for all potentially dilutive common shares outstanding. The above table provides a reconciliation of the computation of the basic and diluted earnings (loss) per share for income before cumulative effect of change in accounting principle (shares in thousands):

For the periods ended December 31, 2004, 2003 and 2002, 2,500, 59,750, 691,200 shares of common stock issuable under the Company's stock option plans were excluded from the calculation of diluted earnings per share because of the antidilutive effect. Convertible preferred stock, convertible at the holder's option into 1,395,089 of the Company's common stock were not included in the computation of dilutive EPS because of their antidilutive effect in 2003 and 2002.

In 2004, there were no common shares associated with the Company's 1.75% Convertible Senior Notes included in dilutive EPS because the conversion price had not been met.

11. Income Taxes

Significant components of the income tax expense, before minority interest and cumulative effect of a change in accounting principle, consist of the following:

	Year Ended December 31,		
	2004	2003	2002
Federal:			
Current benefit (expense)	$ (6,378)	$ —	$ 20,004
Deferred expense	(7,860)	(1,794)	(7,486)
State:			
Current expense	—	(708)	(913)
Deferred (expense) benefit	(656)	(339)	2,521
Total income tax benefit (expense)	$ (14,894)	$ (2,841)	$ 14,126

Income tax expense for the year ended December 31, 2002 includes a $1,500 reduction in reserves established for tax contingencies.

A reconciliation of the statutory U.S. Federal income tax rate to the effective income tax rate on income (loss) before cumulative effect of a change in accounting principle is as follows:

	2004	2003	2002
Federal statutory rate	35%	35%	35%
Effect of:			
Permanent differences	—	(9)	—
State taxes, net of Federal benefit	—	7	3
Minority interest	—	—	(5)
Other	—	—	4
	35%	33%	37%

Permanent differences primarily relate to the Company's settlement of prior year tax examinations, meal and entertainment disallowance, certain state income tax credits and other nondeductible expenses.

Significant components of the Company's deferred tax assets and liabilities as of December 31 are as follows:

	2004	2003
Deferred tax assets:		
Accrued postretirement benefit cost	$ 17,721	$ 14,535
Accrued liabilities	9,930	14,942
NOL carried forward	5,425	4,487
Pension	5,925	7,296
Inventory write-down	—	2,246
Foreign tax credit	11,359	—
Valuation allowance	(11,359)	—
Deferred tax assets	39,001	43,506
Deferred tax liabilities:		
Tax over financial statement depreciation	(107,825)	(96,051)
Equity contra — other comprehensive income	29,739	864
Unrepatriated foreign earnings	(3,500)	—
Net deferred tax liability	$ (42,585)	$ (51,681)

The net deferred tax liability of $42,585 at December 31, 2004, is net of a current deferred tax asset of $25,688. The net deferred tax liability of $51,681 at December 31, 2003, is net of a current deferred tax asset of $3,413. At December 31, 2004, the Company has various state net operating loss carryforwards totaling $22,800 which begin to expire in 2010, in addition to $24,000 of foreign net operating loss carryforwards which begin to expire in 2008.

12. Contingencies and Commitments

Environmental Contingencies

The Company believes its current environmental liabilities do not have, and are not likely to have, a material adverse effect on the Company's financial condition, results of operations or liquidity. However, there can be no assurance that future requirements at currently or formerly owned or operated properties will not result in liabilities which may have a material adverse effect.

Century Aluminum of West Virginia, Inc. ("Century of West Virginia") continues to perform remedial measures at its Ravenswood facility pursuant to an order issued by the Environmental Protection Agency ("EPA") in 1994 (the "3008(h) Order"). Century of West Virginia also conducted a RCRA facility investigation ("RFI") under the 3008(h) Order evaluating other areas at the Ravenswood facility that may have contamination requiring remediation. The RFI has been approved by appropriate agencies. Century of West Virginia has completed interim remediation measures at two sites identified in the RFI, and the Company believes no further remediation will be required. A Corrective Measures Study, which will formally document the conclusion of these activities, is being completed with the EPA. The Company believes a significant portion of the contamination on the two sites identified in the RFI is attributable to the operations of Kaiser, which had previously owned and operated the Ravenswood facility, and is the financial responsibility of Kaiser.

On September 28, 2004, the Bankruptcy Court for the District of Delaware approved an agreement by Kaiser to transfer its environmental liability at Ravenswood to TRC Companies, Inc., and TRC Environmental Corporation (collectively "TRC"). The Bankruptcy Court also approved an agreement between, Kaiser, TRC, Century of West Virginia and Pechiney Rolled Products, Inc. ("Pechiney"), effective as of September 1, 2004, pursuant to which TRC assumed all of Kaiser's environmental liabilities at Ravenswood. TRC also purchased insurance in amounts the Company believes are sufficient to cover the costs of any TRC liability at Ravenswood. Also, as of September 1, 2004, Century of West Virginia and Pechiney entered into an agreement releasing Century of West Virginia from all of the environmental indemnification obligations for Kaiser-related matters arising out of the Century of West Virginia's 1999 sale of the Ravenswood rolling mill to Pechiney.

Under the Company's agreement with Southwire Company to purchase the Hawesville, Kentucky facility, Southwire indemnified the Company against all on-site environmental liabilities known to exist prior to April 1, 2001 (the "Closing") and against risks associated with off-site hazardous material disposals which pre-dated the Closing.

Prior to the Closing, the EPA had issued a final Record of Decision ("ROD"), under the Comprehensive Environmental Response, Compensation and Liability Act, directing that certain response actions be taken at the Hawesville facility. By agreement, Southwire is to perform all obligations under the ROD. The total costs for the obligations to be undertaken and paid for by Southwire relative to these liabilities are estimated under the ROD to be $12,600, and the forecast of annual operating and maintenance costs is $1,200. Century Kentucky, LLC ("Century Kentucky") will operate and maintain the ground water treatment system required under the ROD on behalf of Southwire, and Southwire will reimburse Century Kentucky for any expense that exceeds $400 annually.

If any on-site environmental liabilities arising from pre-Closing activities at the Hawesville facility that were unknown at Closing, become known prior to March 31, 2007, the Company and Southwire will share the costs of remedial action pro rata depending on the year the liability is identified. The Company will be responsible for all environmental liabilities which first become known on or after March 31, 2007 and any post-Closing environmental liabilities which result from a change in laws.

The Company acquired the Hawesville facility by purchasing all of the outstanding equity securities of Metalsco Ltd. ("Metalsco"), which was a wholly-owned subsidiary of Southwire. Metalsco previously owned certain assets unrelated to the Hawesville plant's operations. These assets were distributed to Southwire prior to the Closing, and Southwire indemnified the Company for all liabilities related to the assets previously owned by Metalsco. Southwire also retained ownership of and full responsibility for certain land adjacent to the Hawesville facility containing potliner disposal areas.

Southwire has secured its indemnity obligations to the Company for environmental liabilities through April 1, 2008 by posting a letter of credit in the Company's favor in the amount of $14,000. Southwire is obligated to post an additional $15,000 if its net worth drops below a pre-determined level prior to April 1, 2008. The amount of security Southwire provides may increase (but not above $14,500 or $29,500, as applicable) or decrease (but not below $3,000) if certain specified conditions are met.

The Company cannot be certain Southwire will be able to meet its indemnity obligations. In that event, under certain environmental laws which impose liability regardless of fault, the Company may be liable for any outstanding remedial measures required under the ROD and for certain liabilities related to the unwanted properties. If Southwire fails to meet its indemnity obligations or if the Company's shared or assumed liability is significantly greater than anticipated, the Company's financial condition, results of operations and liquidity could be materially adversely affected.

Century is a party to an EPA Administrative Order on Consent (the "Order") pursuant to which other past and present owners of an alumina refining facility at St. Croix, Virgin Islands have agreed to carry out a Hydrocarbon Recovery Plan to remove and manage hydrocarbons floating on groundwater underlying the facility. Pursuant to the Hydrocarbon Recovery Plan, recovered hydrocarbons and groundwater are delivered to the adjacent petroleum refinery where they are received and managed. Lockheed Martin Corporation ("Lockheed"), which sold the facility to one of the Company's affiliates, Virgin Islands Alumina Corporation ("Vialco"), in 1989, has tendered indemnity and defense of this matter to Vialco pursuant to terms of the Lockheed—Vialco Asset Purchase Agreement. Management does not believe Vialco's liability under the Order or its indemnity to Lockheed will require material payments. Through December 31, 2004, the Company has expended approximately $440 on the Recovery Plan. Although there is no limit on the obligation to make indemnification payments, the Company expects the future potential payments under this indemnification will be approximately $200 which may be offset in part by sales of recoverable hydrocarbons.

The Company, along with others, including former owners of its former St. Croix facility, received notice of a threatened lawsuit alleging natural resource damages involving the subsurface contamination at the facility. Century has entered into a Joint Defense Agreement with the other parties who received notification of the threatened lawsuit. While it is not presently possible to determine the outcome of this matter, the Company's known liabilities with respect to this and other matters relating to compliance and cleanup, based on current information, are not expected to be material and should not materially adversely affect the Company's operating results. However, if more stringent compliance or cleanup standards under environmental laws or regulations are imposed, previously unknown environmental conditions or damages to natural resources are discovered, or if contributions from other responsible parties with respect to sites for which the Company has cleanup responsibilities are not available, the Company may be subject to additional liability, which may be material.

Nordural is subject to various Icelandic and other environmental laws and regulations. These laws and regulations are subject to change, which changes could result in increased costs. Operating in a foreign country exposes the Company to political, regulatory, currency and other related risks. The Nordural facility, built in 1998, uses technology currently defined to be "best available technology" under the European Union's Integrated Pollution Prevention and Control Directive of 1996, or IPPC. The operational restrictions for the Nordural facility, as determined by the Icelandic Minister for the Environment, are set forth in the facility's operating license. The license currently allows for both the facility's current and planned expansion capacity.

It is the Company's policy to accrue for costs associated with environmental assessments and remedial efforts when it becomes probable that a liability has been incurred and the costs can be reasonably estimated. The aggregate environmental-related accrued liabilities were $596 and $694 at December 31, 2004 and December 31, 2003, respectively. All accrued amounts have been recorded without giving effect to any possible future recoveries. With respect to ongoing environmental compliance costs, including maintenance and monitoring, such costs are expensed as incurred.

Because of the issues and uncertainties described above, and the Company's inability to predict the requirements of the future environmental laws, there can be no assurance that future capital expenditures and costs for environmental compliance will not have a material adverse effect on the Company's future financial condition, results of operations, or liquidity. Based upon all available information, management does not believe that the outcome of these environmental matters will have a material adverse effect on the Company's financial condition, results of operations, or liquidity.

Legal Contingencies

The Company has pending against it or may be subject to various lawsuits, claims and proceedings related primarily to employment, commercial, environmental and safety and health matters. Although it is not presently possible to determine the outcome of these matters, management believes their ultimate disposition will not have a material adverse effect on the Company's financial condition, results of operations, or liquidity.

Power Commitments

The Hawesville facility currently purchases all of its power from Kenergy Corporation ("Kenergy"), a local retail electric cooperative, under a power supply contract that expires at the end of 2010. Kenergy acquires the power it provides to the Hawesville facility mostly from a subsidiary of LG&E Energy Corporation ("LG&E"), with delivery guaranteed by LG&E. The Hawesville facility currently purchases all of its power from Kenergy at fixed prices. Approximately 121 MW or 27% of the Hawesville facility's power requirements are unpriced in calendar years 2006 through 2010. The Company will negotiate the price for the unpriced portion of the contract at such times as the Company and Kenergy deem appropriate.

The Company purchases all of the electricity requirements for the Ravenswood facility from Ohio Power Company, a unit of American Electric Power Company, under a fixed price power supply agreement that runs through December 31, 2005. On February 18, 2005, Century Aluminum of West Virginia, Inc. signed an agreement with Appalachian Power Company for the supply of electricity to the Ravenswood facility beginning January 1, 2006. The agreement has an initial term of two years and continues thereafter until Century gives 12 months notice of cancellation. Appalachian Power has filed a petition with the Public Services Commission of West Virginia ("PSC") seeking affirmation of its authorization to provide service to the Ravenswood facility. In 2000, the PSC found that the Ravenswood facility was in Appalachian Power's service territory and had jurisdiction over the provision of service. The agreement will become effective unless the PSC fails to affirm its previous findings. Power under the new agreement is priced under an Appalachian Power tariff.

The Mt. Holly facility purchases all of its power from the South Carolina Public Service Authority at rates established by published schedules. The Mt. Holly facility's current power contract expires December 31, 2015. Power delivered through 2010 will be priced as set forth in currently published schedules, subject to adjustments for fuel costs. Rates for the period 2011 through 2015 will be as provided under then-applicable schedules.

The Nordural facility purchases power from Landsvirkjun, a power company jointly owned by the Republic of Iceland and two Icelandic municipal governments, under a contract due to expire in 2019. The power delivered to the Nordural facility under its current contract is from hydroelectric and geothermal sources, both competitively-priced and renewable sources of power in Iceland, at a rate based on the London Metal Exchange ("LME") price for primary aluminum. In connection with the planned expansion, Nordural has entered into a power contract with Hitaveita Sudurnesja hf. ("Sudurnes Energy") and Orkuveita Reykjavíkur ("Reykjavik Energy") for the supply of the additional power required for the expansion capacity. Power under this agreement will be generated from geothermal resources and prices will be LME-based. By the terms of a Second Amendment to the Landsvirkjun/Nordural Power Contract, dated as of April 21, 2004, Landsvirkjun has agreed on a best commercial efforts basis to provide backup power to Nordural should Sudurnes Energy or Reykjavik Energy be unable to meet the obligations of their contract to provide power for the Nordural expansion.

The Company may suffer losses due to a temporary or prolonged interruption of the supply of electrical power to its facilities, which can be caused by unusually high demand, blackouts, equipment failure, natural disasters or other catastrophic events. The Company uses large amounts of electricity to produce primary aluminum, and any loss of power which causes an equipment shutdown can result in the hardening or "freezing" of molten aluminum in the pots where it is produced. If this occurs, the Company may lose production for a prolonged period of time and incur significant losses. Although the Company maintains property and business interruption insurance to mitigate losses resulting from catastrophic events, the Company may still be required to pay significant amounts under the deductible provisions of those insurance policies. Century's coverage may not be sufficient to cover all losses, or certain events may not be covered. For example, certain of Century's insurance policies do not cover any losses the Company may incur if its suppliers are unable to provide the Company with power during periods of unusually high demand. Certain material losses which are not covered by insurance may trigger a default under the Company's Revolving Credit Facility. No assurance can be given that a material shutdown will not occur in the future or that such a shutdown would not have a material adverse effect on the Company.

Labor Commitments

Approximately 81% of the Company's U.S. based workforce are represented by the United Steelworker's of America (the "USWA") and are working under agreements that expire as follows: March 31, 2006 (Hawesville) and May 31, 2006 (Ravenswood).

There are six national labor unions representing approximately 80% of Nordural's work force. The current contract with these unions expired on December 31, 2004. The terms of a new contract are currently being negotiated.

Other Commitments and Contingencies

The Company's income tax returns are periodically examined by various tax authorities. The Company is currently under audit by the Internal Revenue Service ("IRS") for the tax years through 2002. In connection with such examinations, the IRS has raised issues and proposed tax deficiencies. The Company is reviewing the issues raised by the IRS and plans to contest the proposed tax deficiencies. The Company does not believe that the outcome of the tax audit will have a material impact on the Company's financial condition or results of operations.

In connection with the acquisition of the Hawesville facility, the Company would be required to make post-closing payments to Southwire of up to $7,000, if LME prices exceed specified levels during any of the seven years following closing. If the LME price remains at current levels, the entire $7,000 will become due in April 2005.

At December 31, 2004, the Company had outstanding capital commitments related to the Nordural expansion of $218,800. The Company's cost commitments for the Nordural expansion may materially change depending on the exchange rate between the U.S. dollar and certain foreign currencies, principally the euro and the Icelandic krona.

13. Forward Delivery Contracts and Financial Instruments

As a producer of primary aluminum products, the Company is exposed to fluctuating raw material and primary aluminum prices. The Company routinely enters into fixed and market priced contracts for the sale of primary aluminum and the purchase of raw materials in future periods.

Alumina Tolling

Nordural is party to a long-term alumina tolling contract with a subsidiary of BHP Billiton (the "Tolling Agreement") which is due to expire December 31, 2013. Under this contract, which is for all of the Nordural facility's existing production capacity, Nordural receives an LME-based fee for the conversion of alumina, supplied by BHP Billiton, into primary aluminum. As of August 1, 2004, the Company entered into a ten-year alumina toll conversion agreement with Glencore for approximately 198.4 million pounds per year of Nordural's expansion capacity. That contract also provides Nordural with an LME-based fee. The contract is effective in late-2006.

Primary Aluminum Sales Agreements

Century has a contract with Pechiney (the "Pechiney Metal Agreement") under which Pechiney purchases 23 to 27 million pounds, per month, of molten aluminum produced at the Ravenswood facility through December 31, 2005, at a price determined by reference to the U.S. Midwest Market Price. This contract will be automatically extended through July 31, 2007 provided that the Company's power contract for the Ravenswood facility is extended or replaced through that date. Pechiney has the right, upon 12 months' notice, to reduce its purchase obligations by 50% under this contract. In December 2003, Alcan Inc. ("Alcan") completed an acquisition of Pechiney and as a result assumed the Pechiney metal agreement.

The Pechiney rolling mill that purchases primary aluminum from the Company under this contract is located adjacent to the Ravenswood facility, which requires the Company to deliver molten aluminum, thereby reducing its casting and shipping costs. If Alcan materially reduces its purchases or fails to renew the contract when it expires, the Company's casting, shipping and marketing costs at the Ravenswood facility would increase.

On April 1, 2000, the Company entered into an agreement with Glencore, expiring December 31, 2009, to sell and deliver monthly, primary aluminum totaling approximately 110 million pounds per year at a fixed price for the years 2002 through 2009 (the "Original Sales Contract"). In January 2003, Century and Glencore agreed to terminate and settle the Original Sales Contract for the years 2005 through 2009. At that time, the parties entered into a new contract (the "New Sales Contract") that requires Century to deliver the same quantity of primary aluminum as did the Original Sales Contract for these years. The New Sales Contract provides for variable pricing determined by reference to the LME for the years 2005 through 2009. For deliveries through 2004, the price of primary aluminum delivered was fixed.

Prior to the January 2003 agreement to terminate and settle the years 2005 though 2009 of the Original Sales Contract, the Company had been classifying and accounting for it as a normal sales contract under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." A contract that is so designated and that meets other conditions established by SFAS No. 133 is exempt from the requirements of SFAS No. 133, although by its terms the contract would otherwise be accounted for as a derivative instrument. Accordingly, prior to January 2003, the Original Sales Contract was recorded on an accrual basis of accounting and changes in the fair value of the Original Sales Contract were not recognized.

According to SFAS No. 133, it must be probable that at inception and throughout its term, a contract classified as "normal" will not result in a net settlement and will result in physical delivery. In April 2003, the Company and Glencore net settled a significant portion of the Original Sales Contract, and it no longer qualified for the "normal" exception of SFAS No. 133. The Company marked the Original Sales Contract to current fair value in its entirety. Accordingly, in the first quarter of 2003 the Company recorded a derivative asset and a pre-tax gain of $41,700. Of the total recorded gain, $26,100 related to the favorable terms of the Original Sales Contract for the years 2005 through 2009, and $15,600 relates to the favorable terms of the Original Sales Contract for 2003 through 2004.

The Company determined the fair value by estimating the excess of the contractual cash flows of the Original Sales Contract (using contractual prices and quantities) above the estimated cash flows of a contract based on identical quantities using LME-quoted prevailing forward market prices for aluminum plus an estimated U.S. Midwest premium adjusted for delivery considerations. The Company discounted the excess estimated cash flows to present value using a discount rate of 7%.

On April 1, 2003, the Company received $35,500 from Glencore, $26,100 of which related to the settlement of the Original Sales Contract for the years 2005 through 2009, and $9,400 of which represented the fair value of the New Sales Contracts discussed below. In January 2003, the Company began accounting for the unsettled portion of the Original Sales Contract (years 2003 and 2004) as a derivative and recognizing period-to-period changes in fair value in current income. The Company also accounts for the New Sales Contract as a derivative instrument under SFAS No. 133. The Company has not designated the New Sales Contract as "normal" because it replaces and substitutes for a significant portion of the Original Sales Contract which, after January 2003, no longer qualified for this designation. The $9,400 initial fair value of the New Sales Contract is a derivative liability and represents the present value of the contract's favorable term to Glencore in that the New Sales Contract excludes from its variable price an estimated U.S. Midwest premium, adjusted for delivery considerations. Because the New Sales Contract is variably priced, the Company does not expect significant variability in its fair value, other than changes that might result from the absence of the U.S. Midwest premium.

In connection with the acquisition of the Hawesville facility in April 2001, the Company entered into a 10-year contract with Southwire (the "Southwire Metal Agreement") to supply 240 million pounds of high-purity molten aluminum annually to Southwire's wire and cable manufacturing facility located adjacent to the Hawesville facility. Under this contract, Southwire will also purchase 60.0 million pounds of standard grade molten aluminum each year for the first five years of the contract, with an option to purchase an equal amount in each of the remaining five years. Southwire has exercised this option through 2008. Prior to the acquisition of the 20% interest in the Hawesville facility on April 1, 2003, the Company and Glencore were each responsible for providing a pro rata portion of the aluminum supplied to Southwire under this contract. In connection with the Company's acquisition of the 20% interest in the Hawesville facility, the Company assumed Glencore's delivery obligations under the Southwire Metal Agreement. The price for the molten aluminum to be delivered to Southwire from the Hawesville facility is variable and will be determined by reference to the U.S. Midwest Market Price. This agreement expires on March 31, 2011, and will automatically renew for additional five-year terms, unless either party provides 12 months' notice that it has elected not to renew.

In connection with the acquisition of the 20% interest in the Hawesville facility, the Company entered into a ten-year contract with Glencore (the "Glencore Metal Agreement") from 2004 through 2013 under which Glencore will purchase approximately 45 million pounds per year of primary aluminum produced at the Ravenswood and Mt. Holly facilities, at prices based on then-current market prices, adjusted by a negotiated U.S. Midwest premium with a cap and a floor as applied to the current U.S. Midwest premium.

Apart from the Pechiney Metal Agreement, the New Sales Contract, the Glencore Metal Agreement and the Southwire Metal Agreement, the Company had forward delivery contracts to sell 249.4 million pounds and 351.8 million pounds of primary aluminum at December 31, 2004 and December 31, 2003, respectively. Of these forward delivery contracts, the Company had fixed price commitments to sell 13.3 million pounds and 70.5 million pounds of primary aluminum at December 31, 2004 and December 31, 2003, respectively, of which, no forward delivery contracts and 53.5 million pounds at December 31, 2004 and December 31, 2003, respectively, were with Glencore.

Alumina Purchase Agreements

The Company is party to long-term supply agreements with Glencore for the supply of alumina to the Company's Ravenswood and Mt. Holly facilities that extend through December 2006 and January 2008 at prices indexed to the price of primary aluminum quoted on the LME.

Prior to October 1, 2004, the Company purchased the alumina used at its Hawesville facility from Kaiser under a long term agreement that ran through December 2006. Kaiser filed for bankruptcy under Chapter 11 of the Bankruptcy Code in February 2002. Subsequent to that date, and with bankruptcy court approval, Kaiser agreed to assume the Company's alumina supply agreement and a new alumina supply agreement for the Company's Hawesville facility for the years 2006 through 2008. Through September 30, 2004, Kaiser continued to supply alumina to the Company pursuant to the terms of its agreement.

On October 1, 2004, the Company and Noranda Finance, Inc. jointly acquired the Gramercy alumina refinery and related Jamaican bauxite mining assets from Kaiser for $23,000, subject to closing adjustments. Century and Noranda each paid one-half, or $11,500, of the purchase price. See Note 2, "Acquisitions."

The price the Company pays for alumina used by the Hawesville facility is now based on the cost of alumina production, rather than the LME price for primary aluminum. Those production costs may be materially higher than an LME-based price. The impact of the Gramercy acquisition to the Company's cost of goods sold may not be materially different than under the Company's existing LME-based contracts with Gramercy in periods of high aluminum prices such as the Company is currently experiencing. However, the Company believes that the price of alumina based on production costs at Gramercy could be materially higher than under the LME-based contract price in periods when aluminum prices are low and natural gas prices are high.

Anode Purchase Agreement

Nordural has a contract for the supply of anodes for its existing capacity which expires in 2013. Pricing for the anode contract is variable and is indexed to the raw material market for petroleum coke products, certain labor rates, and maintenance cost indices.

Financial Sales and Purchase Agreements

At December 31, 2004 and December 31, 2003, the Company had fixed price financial sales contracts, primarily with Glencore, for 1,686.4 million pounds and 102.9 million pounds of primary aluminum, respectively, of which 1,023.7 million pounds and 58.8 million pounds, respectively, were designated cash flow hedges. Beginning in 2006, certain of these sales contracts contain clauses that trigger additional shipment volume when the market price for a period is above the contract ceiling price for that period. These contracts are evaluated monthly and the maximum additional shipment volume over the life of the contract would be 662.7 million pounds, if the market price exceeds the ceiling price for all months during the term of the contract. These fixed price financial sales contracts are scheduled for settlement at various dates in 2005 through 2010. The Company had no fixed price financial purchase contracts to purchase aluminum at December 31, 2004 or December 31, 2003.

Fixed Price Financial Sales Contracts at December 31, 2004: Primary Aluminum

	(Millions of pounds)
2005	425.7
2006	370.3
2007	374.6
2008	185.2
2009	165.3
2010	165.3
Total	1,686.4

Additionally, to mitigate the volatility of the natural gas markets, the Company enters into fixed price financial purchase contracts, accounted for as cash flow hedges, which settle in cash in the period corresponding to the intended usage of natural gas. At December 31, 2004 and December 31, 2003, the Company had fixed price financial purchase contracts for 4.3 million and 2.7 million DTH (one decatherm is equivalent to one million British Thermal Units), respectively. These financial instruments are scheduled for settlement at various dates in 2005 through 2008.

Fixed Price Financial Purchase Contracts at December 31, 2004: Natural Gas

	(Thousands of DTH)
2005	2,880
2006	480
2007	480
2008	480
Total	4,320

Based on the fair value of the Company's fixed price financial sales contracts and financial purchase contracts financial instruments as of December 31, 2004, accumulated other comprehensive loss of $30,215 is expected to be reclassified as a reduction to earnings over the next 12 month period.

The forward financial sales and purchase contracts are subject to the risk of non-performance by the counterparties. However, the Company only enters into forward financial contracts with counterparties it determines to be creditworthy. If any counterparty failed to perform according to the terms of the contract, the accounting impact would be limited to the difference between the nominal value of the contract and the market value on the date of settlement.

14. Asset Retirement Obligations

In June 2001, the Financial Accounting Standards Board issued SFAS No. 143, "Accounting for Asset Retirement Obligations." This Statement establishes standards for accounting for legal obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The Company adopted the Standard during the first quarter of 2003. SFAS No. 143 requires that the Company record the fair value of a legal liability for an asset retirement obligation ("ARO") in the period in which it is incurred and capitalize the ARO by increasing the carrying amount of the related asset. The liability is accreted to its present value each period and the capitalized cost is depreciated over the useful life of the related asset. The Company's asset retirement obligations consist primarily of costs associated with the removal and disposal of reduction plant spent pot liner.

With the adoption of SFAS No. 143 on January 1, 2003, Century recorded an ARO asset of $6,848, net of accumulated amortization of $7,372, a deferred tax asset of $3,430 and an ARO liability of $14,220. The net amount initially recognized as a result of applying the Statement is reported as a cumulative effect of a change in accounting principle. The Company recorded a one-time, non-cash charge of $5,878, for the cumulative effect of a change in accounting principle. During the year ended December 31, 2003, $1,795 of the additional ARO liability incurred is related to the acquisition of the 20% interest in the Hawesville facility.

The reconciliation of the changes in the asset retirement obligations is presented below:

	For the Year Ended December 31,	
	2004	*2003*
Beginning Balance, ARO Liability	$ 16,495	$ 14,220
Additional ARO Liability incurred	1,383	3,402
ARO Liabilities settled	(3,379)	(2,423)
Accretion Expense	2,733	1,296
Ending Balance, ARO Liability	$ 17,232	$ 16,495

15. Related Party Transactions

The significant related party transactions occurring during the years ended December 31, 2004, 2003 and 2002, are described below.

The Chairman of the Board of Directors of Century is a member of the Board of Directors of Glencore International AG. One of Century's Board members is the Chairman of the Board of Directors of Glencore International AG.

The Company had notes receivable with officers of the Company of $230 and $450 at December 31, 2004 and 2003, respectively. These notes receivable were all existing loans issued prior to the enactment of the Sarbanes-Oxley Act of 2002 and have not been modified since that date. As of March 15, 2000, no amounts were outstanding under any of these notes receivable.

The Company enters into forward financial sales and hedging contracts with Glencore to help manage exposure to fluctuating primary aluminum prices. Management believes that all of its forward financial sales and hedge contracts with Glencore approximated market at the time of placing the contracts.

Century of West Virginia has purchased alumina, and purchased and sold primary aluminum in transactions with Glencore at prices which management believes approximated market.

Berkeley has purchased alumina, and purchased and sold primary aluminum in transactions with Glencore at prices which management believes approximated market.

Century of Kentucky has purchased and sold primary aluminum in transactions with Glencore at prices which management believes approximated market.

During 2003, all of Century's facilities participated in primary aluminum swap arrangements with Glencore at prices which management believes approximated market.

Summary

A summary of the aforementioned related party transactions for the years ended December 31, 2004, 2003 and 2002 is as follows:

	2004	*2003*	*2002*
Net sales[(1)]	$ 163,209	$ 121,886	$ 107,594
Purchases	131,427	99,185	97,469
Management fees from Glencore	—	121	485

(1) Net sales includes gains and losses realized on the settlement of financial contracts.

See Note 13 for a discussion of the Company's fixed-price commitments, forward financial contracts, and contract settlements with related parties.

16. Supplemental Cash Flow Information

	Year Ended December 31,		
	2004	*2003*	*2002*
Cash paid for:			
Interest	$ 37,587	$ 40,289	$ 38,299
Income taxes	248	257	286
Cash received from:			
Interest	1,088	341	392
Income tax refunds	80	9,489	17,574

Non-Cash Activities

In the year ended December 31, 2004, the Company had two significant non-cash equity transactions. In April 2004, the Company issued approximately 67,000 shares of common stock to satisfy a performance share liability of $1,630 to certain employees of the Company. Additionally, in May 2004, Glencore exercised its option to convert its shares of cumulative convertible preferred stock. The Company issued 1,395,089 shares of common stock in exchange for Glencore's $25,000 of preferred stock, see Note 8. During 2003, the Company incurred $40,000 of borrowings in the form of seller financing related to the acquisition of the 20% interest in the Hawesville facility. During 2002, the Company made non-cash contributions to the Company's pension plans, consisting of 500,000 shares of the Company's common stock valued at $3,180.

During the years ended December 31, 2004, 2003 and 2002, interest cost incurred in the construction of equipment of $668, $685 and $810, respectively, was capitalized.

17. Business Segments

The Company operates in only one reportable business segment, primary aluminum. The primary aluminum segment produces molten metal, rolling ingot, t-ingot, extrusion billet and foundry ingot.

A reconciliation of the Company's consolidated assets to the total of primary aluminum segment assets is provided below.

Segment Assets [(1)]	*Primary*	*Corporate, Unallocated*	*Total Assets*
2004	$ 1,305,485	$ 25,385	$ 1,330,870
2003	793,101	17,225	810,326
2002	742,672	22,495	765,167

(1) Segment assets include accounts receivable, due from affiliates, inventory, intangible assets, and property, plant and equipment-net; the remaining assets are unallocated corporate assets, and deferred tax assets.

Geographic information

Included in the consolidated financial statements are the following amounts related to geographic locations:

	Year Ended December 31,		
	2004	*2003*	*2002*
Net Sales:			
United States	$ 974,481	$ 779,229	$ 711,003
Other	86,266	3,250	335
Long-lived assets:			
United States	$ 615,618	$ 622,921	$ 569,191
Other	431,161	—	—

	Year Ended December 31,					
	2004		2003		2002	
	$	%	$	%	$	%
Pechiney	301,033	28.4	198,448	25.4	220,729	31.0
Southwire	258,320	24.4	199,067	25.4	157,599	22.2
Glencore	163,209	15.4	121,886	15.6	107,594	15.1

Major Customer information

In 2004, 2003, and 2002, the Company had three major customers whose sales revenue exceeded 10% of the net sales of the Company. The revenue and percentage of net sales for these customers are as shown above:

18. Quarterly Information (Unaudited)

The following information includes the results from the Company's 20% interest in the Hawesville facility since its acquisition on April 1, 2003, the results from the Nordural facility since the Company acquired it in April 2004 and the equity in earnings of the GAL and SABL joint venture since the Company acquired its interest in October 2004.

Financial results by quarter for the years ended December 31, 2004 and 2003 are as shown in the chart below:

19. Condensed Consolidating Financial Information

The Company's 11.75% Senior Secured First Mortgage Notes due 2008, 7.5% Senior Unsecured Notes due 2014, and 1.75% Convertible Senior Notes due 2024 are jointly and severally and fully and unconditionally guaranteed by all of the Company's wholly-owned direct and indirect domestic subsidiaries other than the LLC and a subsidiary formed in connection with the Nordural acquisition (together with the company's foreign subsidiaries, the "Non-Guarantor Subsidiaries"). The Company's policy for financial reporting purposes is to allocate expenses to subsidiaries. For the years ended December 31, 2004, December 31, 2003, and December 31, 2002, the Company allocated total corporate expenses of $1,452, $9,139 and $10,900 to its subsidiaries, respectively. Additionally, the Company charges interest on certain intercompany balances.

Because certain Non-Guarantor Subsidiaries are not "minor" as defined in Rule 3-10(f) of Regulation S-X under the Securities Exchange Act of 1934, as amended, the Company is providing the condensed consolidating financial information required under Rule 3-10(f). See Note 5 to the Consolidated Financial Statements for information about the terms of these notes.

The following summarized condensed consolidating balance sheets as of December 31, 2004 and December 31, 2003, condensed consolidating statements of operations for the years ended December 31, 2004, December 31, 2003 and December 31, 2002 and the condensed consolidating statements of cash flows for the years ended December 31, 2004 and December 31, 2003 present separate results for Century Aluminum Company, the Guarantor Subsidiaries and the Non-Guarantor Subsidiaries.

This summarized condensed consolidating financial information may not necessarily be indicative of the results of operations or financial position had the Company, the Guarantor Subsidiaries or the Non-Guarantor Subsidiaries operated as independent entities.

	Net Sales	Gross Profit	Net Income (Loss) Before Cumulative Effect of Change in Accounting Principle	Net Income (Loss)	Net Income (Loss) per Share
2004:					
4th Quarter	$ 290,603	$ 50,865	$ 20,932	$ 20,932	0.65
3rd Quarter (1)	274,317	43,369	(16,049)	(16,049)	(0.51)
2nd Quarter	263,733	45,191	18,288	18,288	0.61
1st Quarter	232,094	37,049	4,800	4,800	0.20
2003:					
4th Quarter (2)(3)	$ 205,815	$ 22,517	$ (6,255)	$ (6,255)	$ (0.32)
3rd Quarter	201,488	10,040	(5,367)	(5,367)	(0.28)
2nd Quarter	196,167	7,776	(5,007)	(5,007)	(0.26)
1st Quarter (4)(5)	179,009	7,706	23,473	17,595	0.81

(1) The third quarter 2004 net income includes a charge of $30,367, net of tax, for a loss on the early extinguishment of debt.

(2) The fourth quarter 2003 gross profit includes credits of $5,905 for lower cost of market inventory adjustments.

(3) The fourth quarter 2003 net income includes a charge of $2,004, net of tax, related to an executive resignation.

(4) The first quarter 2003 net income includes a gain of $26,129, net of tax, related to a contract termination.

(5) The first quarter 2003 net income includes a charge of $5,878, net of tax, for the cumulative effect of adopting SFAS No. 143, "Accounting for Asset Retirement Obligations."

CONDENSED CONSOLIDATING BALANCE SHEET

	As of December 31, 2004				
	Combined Guarantor Subsidiaries	Combined Non-Guarantor Subsidiaries	The Company	Reclassifications and Eliminations	Consolidated
Assets					
Current Assets:					
Cash and cash equivalents	$ 185	$ 1,759	$ 42,224	$ —	$ 44,168
Restricted cash	1,174	504	—	—	1,678
Accounts receivable — net	71,051	8,449	76	—	79,576
Due from affiliates	168,328	8,142	684,458	(846,557)	14,371
Inventories	69,535	39,020	—	—	108,555
Prepaid and other assets	1,514	4,299	4,242	—	10,055
Deferred taxes — current portion	25,395	293	—	—	25,688
Total current assets	337,182	62,466	731,000	(846,557)	284,091
Investment in subsidiaries	66,393	—	268,495	(334,888)	—
Property, plant and equipment — net	464,418	341,692	140	—	806,250
Intangible asset — net	—	86,809	—	—	86,809
Goodwill	—	95,610	—	—	95,610
Other assets	20,391	16,792	20,927	—	58,110
Total	$ 888,384	$ 603,369	$ 1,020,562	$(1,181,445)	$ 1,330,870
Liabilities and Shareholders' Equity					
Current Liabilities:					
Accounts payable, trade	$ 12,000	$ 35,479	$ —	$ —	$ 47,479
Due to affiliates	83,819	1,911	162,150	(163,065)	84,815
Industrial revenue bonds	7,815	—	—	—	7,815
Accrued and other current liabilities	15,545	10,023	27,741	—	53,309
Long term debt — current portion	—	704	9,878	—	10,582
Accrued employee benefits costs — current portion	6,507	1,951	—	—	8,458
Convertible senior notes	—	—	175,000	—	175,000
Total current liabilities	125,686	50,068	374,769	(163,065)	387,458
Senior unsecured notes payable	—	—	250,000	—	250,000
Nordural debt	—	80,711	—	—	80,711
Accrued pension benefit costs — less current portion	—	—	10,685	—	10,685
Accrued postretirement benefit costs — less current portion	56,947	27,812	790	—	85,549
Other liabilities/intercompany loan	479,213	239,124	—	(683,376)	34,961
Due to affiliates — less current portion	30,416	—	—	—	30,416
Deferred taxes	47,509	19,379	1,501	(116)	68,273
Total noncurrent liabilities	614,085	367,026	262,976	(683,492)	560,595
Shareholders' Equity:					
Common stock	59	13	320	(72)	320
Additional paid-in capital	188,424	242,818	415,453	(431,242)	415,453
Accumulated other comprehensive income (loss)	(51,665)	(521)	(52,186)	52,186	(52,186)
Retained earnings (accumulated deficit)	11,795	(56,035)	19,230	44,240	19,230
Total shareholders' equity	148,613	186,275	382,817	(334,888)	382,817
Total	$ 888,384	$ 603,369	$ 1,020,562	$(1,181,445)	$ 1,330,870

CONDENSED CONSOLIDATING BALANCE SHEET

	As of December 31, 2003				
	Combined Guarantor Subsidiaries	Non-Guarantor Subsidiaries	The Company	Reclassifications and Eliminations	Consolidated
Assets					
Current Assets:					
Cash and cash equivalents	$ 104	$ —	$ 28,100	$ —	$ 28,204
Accounts receivable — net	51,131	239	—	—	51,370
Due from affiliates	101,489	23,586	455,025	(569,143)	10,957
Inventories	76,878	12,482	—	—	89,360
Prepaid and other assets	4,263	134	3,117	—	7,514
Total current assets	233,865	36,441	486,242	(569,143)	187,405
Investment in subsidiaries	78,720	—	178,483	(257,203)	—
Property, plant and equipment — net	489,502	5,299	156	—	494,957
Intangible asset — net	—	99,136	—	—	99,136
Other assets	14,877	—	13,951	—	28,828
Total	$ 816,964	$ 140,876	$ 678,832	$ (826,346)	$ 810,326
Liabilities and Shareholders' Equity					
Current Liabilities:					
Accounts payable, trade	$ 13,137	$ 21,692	$ —	$ —	$ 34,829
Due to affiliates	25,392	525	116,538	(115,316)	27,139
Industrial revenue bonds	7,815	—	—	—	7,815
Accrued and other current liabilities	8,929	5,740	15,485	—	30,154
Accrued employee benefits costs — current portion	7,306	1,628	—	—	8,934
Total current liabilities	62,579	29,585	132,023	(115,316)	108,871
Senior secured notes payable	—	—	322,310	—	322,310
Notes payable — affiliates	—	—	14,000	—	14,000
Accrued pension benefit costs — less current portion	—	—	10,764	—	10,764
Accrued postretirement benefit costs — less current portion	53,234	24,334	650	—	78,218
Other liabilities	478,892	8,237	—	(453,757)	33,372
Deferred taxes	43,776	—	11,388	(70)	55,094
Total noncurrent liabilities	575,902	32,571	359,112	(453,827)	513,758
Shareholders' Equity:					
Convertible preferred stock	—	—	25,000	—	25,000
Common stock	59	—	211	(59)	211
Additional paid-in capital	188,424	133,175	173,138	(321,599)	173,138
Accumulated other comprehensive income (loss)	(4,582)	—	(5,222)	4,582	(5,222)
Retained earnings (accumulated deficit)	(5,418)	(54,455)	(5,430)	59,873	(5,430)
Total shareholders' equity	178,783	78,720	187,697	(257,203)	187,697
Total	$ 816,964	$ 140,876	$ 678,832	$ (826,346)	$ 810,326

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

	For the Year Ended December 31, 2004				
	Combined Guarantor Subsidiaries	*Combined Non-Guarantor Subsidiaries*	*The Company*	*Reclassifications and Eliminations*	*Consolidated*
Net sales:					
Third-party customers	$ 811,705	$ 85,833	$ —	$ —	$ 897,538
Related parties	163,209	—	—	—	163,209
	974,914	85,833	—	—	1,060,747
Cost of goods sold	814,080	407,650	—	(337,457)	884,273
Reimbursement from owners	—	(337,738)	—	337,738	—
Gross profit (loss)	160,834	15,921	—	(281)	176,474
Selling, general and admin expenses	24,916	—	—	—	24,916
Operating income (loss)	135,918	15,921	—	(281)	151,558
Interest expense — third party	(36,281)	(3,665)	—	—	(39,946)
Interest expense — related party	(380)	(9,078)	—	9,078	(380)
Interest income	9,872	172	—	(8,958)	1,086
Net gain (loss) on forward contracts	(21,521)	—	—	—	(21,521)
Loss on early extinguishment of debt	(47,448)	—	—	—	(47,448)
Other income (expense) — net	(1,380)	43	—	32	(1,305)
Income (loss) before taxes and equity in earnings (loss) of subsidiaries	38,780	3,393	—	(129)	42,044
Income tax (expense) benefit	(13,916)	(5,709)	—	4,731	(14,894)
Net income (loss) before equity in earnings (loss) of subsidiaries	24,864	(2,316)	—	4,602	27,150
Equity earnings (loss) of subsidiaries	(7,642)	821	27,971	(20,329)	821
Net income (loss)	$ 17,222	$ (1,495)	$ 27,971	$ (15,727)	$ 27,971

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

	For the Year Ended December 31, 2003				
	Combined Guarantor Subsidiaries	*Non-Guarantor Subsidiaries*	*The Company*	*Reclassifications and Eliminations*	*Consolidated*
Net sales:					
Third-party customers	$ 660,593	$ —	$ —	$ —	$ 660,593
Related parties	121,886	—	—	—	121,886
	782,479	—	—	—	782,479
Cost of goods sold	715,816	334,020	—	(315,395)	734,441
Reimbursement from owners	—	(315,519)	—	315,519	—
Gross profit (loss)	66,663	(18,501)	—	(124)	48,038
Selling, general and admin expenses	20,833	—	—	—	20,833
Operating income (loss)	45,830	(18,501)	—	(124)	27,205
Interest expense — third party	(41,248)	(124)	—	103	(41,269)
Interest expense — related party	(2,579)	—	—	—	(2,579)
Interest income	339	—	—	—	339
Net gain on forward contracts	25,691	—	—	—	25,691
Other income (expense) — net	(653)	(56)	—	21	(688)
Income (loss) before taxes, minority interest and cumulative effect of a change in accounting principle	27,830	(18,681)	—	—	8,699
Income tax (expense) benefit	(9,564)	—	—	6,723	(2,841)
Net income (loss) before minority interest and cumulative effect of a change in accounting principle	17,816	(18,681)	—	6,723	5,858
Minority interest	—	—	—	986	986
Net income (loss) before cumulative effect of a change in accounting principle	17,816	(18,681)	—	7,709	6,844
Cumulative effect of a change in accounting principle	(5,878)	—	—	—	(5,878)
Equity earnings (loss) of subsidiaries	(10,972)	—	966	10,006	—
Net income (loss)	$ 966	$ (18,681)	$ 966	$ 17,715	$ 966

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

	For the Year Ended December 31, 2002				
	Combined Guarantor Subsidiaries	*Non-Guarantor Subsidiaries*	*The Company*	*Reclassifications and Eliminations*	*Consolidated*
Net sales:					
Third-party customers	$ 603,744	$ —	$ —	$ —	$ 603,744
Related parties	107,594	—	—	—	107,594
	711,338	—	—	—	711,338
Cost of goods sold	665,032	279,614	—	(253,369)	691,277
Reimbursement from owners	—	(253,541)	—	253,541	—
Gross profit (loss)	46,306	(26,073)	—	(172)	20,061
Selling, general and admin expenses	15,783	—	—	—	15,783
Operating income (loss)	30,523	(26,073)	—	(172)	4,278
Interest expense	(40,813)	(134)	—	134	(40,813)
Interest income	392	—		—	392
Other income (expense), net	(1,830)	(51)	—	38	(1,843)
Income (loss) before taxes	(11,728)	(26,258)	—	—	(37,986)
Income tax (expense) benefit	6,144	—	—	7,982	14,126
Net income (loss) before minority interest	(5,584)	(26,258)	—	7,982	(23,860)
Minority interest	—	—	—	5,252	5,252
Equity earnings (loss) of subsidiaries	(13,024)	—	(18,608)	31,632	—
Net income (loss)	$ (18,608)	$ (26,258)	$ (18,608)	$ 44,866	$ (18,608)

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

	For the Year Ended December 31, 2004				
	Combined Guarantor Subsidiaries	*Combined Non-Guarantor Subsidiaries*	*The Company*	*Reclassifications and Eliminations*	*Consolidated*
Net cash provided by operating activities	$ 14,071	$ 91,757	$ —	$ —	$ 105,828
Investing activities:					
Purchase of property, plant and equipment	(6,814)	(8,426)	—	—	(15,240)
Nordural expansion	—	(59,784)	—	—	(59,784)
Acquisitions	—	—	(198,584)	—	(198,584)
Restricted cash deposits	(1,174)	(504)	—	—	(1,678)
Net cash used in investing activities	(7,988)	(68,714)	(198,584)	—	(275,286)
Financing activities:					
Borrowings	—	883	425,000	—	425,883
Repayment of third party debt	—	(110,826)	(315,055)	—	(425,881)
Repayment of related party debt	—	—	(14,000)	—	(14,000)
Financing fees	—	—	(13,062)	—	(13,062)
Dividends	—	—	(3,311)	—	(3,311)
Intercompany transactions	(6,002)	88,659	(82,657)	—	—
Issuance of common stock	—	—	215,793	—	215,793
Net cash provided by (used in) financing activities	(6,002)	(21,284)	212,708	—	185,422
Net increase (decrease) in cash	81	1,759	14,124	—	15,964
Beginning cash	104	—	28,100	—	28,204
Ending cash	$ 185	$ 1,759	$ 42,224	$ —	$ 44,168

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

	For the Year Ended December 31, 2003				
	Combined Guarantor Subsidiaries	*Non-Guarantor Subsidiaries*	*The Company*	*Reclassifications and Eliminations*	*Consolidated*
Net cash provided by operating activities	$ 72,825	$ 14,554	$ —	$ —	$ 87,379
Investing activities:					
Purchase of property, plant and equipment	(15,809)	(3,049)	—	—	(18,858)
Acquisitions	—	—	(59,837)	—	(59,837)
Net cash used in investing activities	(15,809)	(3,049)	(59,837)	—	(78,695)
Financing activities:					
Payments	—	—	(26,000)	—	(26,000)
Financing fees	—	—	(297)	—	(297)
Dividends	—	—	(11)	—	(11)
Intercompany transactions	(57,657)	(11,505)	69,162	—	—
Issuance of common stock	—	—	736	—	736
Net cash provided by (used in) financing activities	(57,657)	(11,505)	43,590	—	(25,572)
Net increase (decrease) in cash	(641)	—	(16,247)	—	(16,888)
Beginning cash	745	—	44,347	—	45,092
Ending cash	$ 104	$ —	$ 28,100	$ —	$ 28,204

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

	For the Year Ended December 31, 2002				
	Combined Guarantor Subsidiaries	*Non-Guarantor Subsidiaries*	*The Company*	*Reclassifications and Eliminations*	*Consolidated*
Net cash provided by operating activities	$ 40,245	$ 14,241	$ —	$ —	$ 54,486
Investing activities:					
Purchase of property, plant and equipment	(17,371)	(1,056)	—	—	(18,427)
Proceeds from sale of property, plant and equipment	231	—	—	—	231
Net cash used in investing activities	(17,140)	(1,056)	—	—	(18,196)
Financing activities:					
Dividends	—	—	(4,591)	—	(4,591)
Intercompany transactions	(23,380)	(13,185)	36,565	—	—
Issuance of common stock	—	—	5	—	5
Net cash provided by (used in) financing activities	(23,380)	(13,185)	31,979	—	(4,586)
Net increase (decrease) in cash	(275)	—	31,979	—	31,704
Beginning cash	1,020	—	12,368	—	13,388
Ending cash	$ 745	$ —	$ 44,347	$ —	$ 45,092

SELECTED CONSOLIDATED FINANCIAL DATA

The following table presents consolidated financial data of the Company for the years indicated. The selected consolidated historical balance sheet data as of each of the years ended December 31, 2004 and 2003 and the selected consolidated statement of operations data for each of the years ended December 31, 2004, 2003, and 2002 is derived from the Company's consolidated financial statements audited by Deloitte & Touche LLP which are included herein. The selected consolidated historical balance sheet data as of each of the years ended December 31, 2002, 2001 and 2000 and the selected consolidated statement of operations data for each of the years ended December 31, 2001 and 2000 is derived from the Company's consolidated financial statements audited by Deloitte & Touche LLP which are not included herein. The Company's selected historical results of operations include:

- the results from the additional 23% interest in the Mt. Holly facility since the Company acquired it in April 2000;
- the results from the 80% interest in the Hawesville facility since the Company acquired it in April 2001;
- the results from the remaining 20% interest in the Hawesville facility since the Company acquired it in April 2003;
- the results from the Nordural facility since the Company acquired it in April 2004; and
- the Company's equity in the earnings of GAL and SABL since the Company acquired a 50% joint venture interest in those companies in October 2004.

Accordingly, the results for those periods and prior periods are not fully comparable to the results of operations for fiscal year 2004 and are not indicative of the Company's current business. The information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Financial Statements and Supplementary Data" and notes thereto.

	Year Ended December 31,				
(In thousands, except per share data)	*2004 (6)*	*2003 (4)*	*2002*	*2001 (2)*	*2000 (1)*
Statement of Operations Data:					
Net sales — third party customers	$ 897,538	$ 660,593	$ 603,744	$ 543,453	$ 299,277
Net sales — related parties	163,209	121,886	107,594	111,469	129,320
Total net sales	1,060,747	782,479	711,338	654,922	428,597
Cost of goods sold	884,273	734,441	691,277	634,214	396,139
Gross profit	176,474	48,038	20,061	20,708	32,458
Selling, general and administrative expenses	24,916	20,833	15,783	18,598	13,931
Operating income	151,558	27,205	4,278	2,110	18,527
Gain on sale of fabricating businesses	—	—	—	—	5,156
Interest expense — third party	(39,946)	(41,269)	(40,813)	(31,565)	(408)
Interest expense — related parties	(380)	(2,579)	—	—	—
Interest income	1,086	339	392	891	2,675
Loss on early extinguishment of debt (7)	(47,448)	—	—	—	—
Other income (expense)	(1,305)	(688)	(1,843)	2,592	6,461
Net gain (loss) on forward contracts (3)	(21,521)	25,691	—	(203)	4,195
Income (loss) before income taxes, minority interest, equity in earnings of joint venture and cumulative effect of change in accounting principle	42,044	8,699	(37,986)	(26,175)	36,606
Income tax benefit (expense)	(14,894)	(2,841)	14,126	8,534	(11,301)
Income (loss) before minority interest, equity in earnings of joint venture and cumulative effect of change in accounting principle	27,150	5,858	(23,860)	(17,641)	25,305
Minority interest	—	986	5,252	3,939	—
Equity in earnings of joint venture (8)	821	—	—	—	—

(In thousands, except per share data)	Year Ended December 31, 2004 (6)	2003 (4)	2002	2001 (2)	2000 (1)
Income (loss) before cumulative effect of change in accounting principle	27,971	6,844	(18,608)	(13,702)	25,305
Cumulative effect of change in accounting principle, net of tax benefit of $3,430 (5)	—	(5,878)	—	—	—
Net income (loss)	27,971	966	(18,608)	(13,702)	25,305
Preferred dividends	(769)	(2,000)	(2,000)	(1,500)	—
Net income (loss) applicable to common shareholders	$ 27,202	$ (1,034)	$ (20,608)	$ (15,202)	$ 25,305
Earnings (Loss) Per Common Share:					
Basic:					
Income (loss) before cumulative effect of change in accounting principle	$ 0.95	$ 0.23	$ (1.00)	$ (0.74)	$ 1.25
Cumulative effect of change in accounting principle	—	(0.28)	—	—	—
Net income (loss)	$ 0.95	$ (0.05)	$ (1.00)	$ (0.74)	$ 1.25
Diluted:					
Income (loss) before cumulative effect of change in accounting principle	$ 0.95	$ 0.23	$ (1.00)	$ (0.74)	$ 1.24
Cumulative effect of change in accounting principle	—	(0.28)	—	—	—
Net income (loss)	$ 0.95	$ (0.05)	$ (1.00)	$ (0.74)	$ 1.24
Dividends Per Common Share	$ 0.00	$ 0.00	$ 0.15	$ 0.20	$ 0.20

(In thousands)	December 31, 2004 (6)(8)	2003 (4)(5)	2002	2001 (2)	2000 (1)
Balance Sheet Data (at period end):					
Working capital	$ (103,367)	$ 78,534	$ 94,618	$ 62,312	$ 76,701
Intangible asset — power contract-net	86,809	99,136	119,744	146,002	—
Total assets	1,330,870	810,326	765,167	776,706	333,770
Long-term debt	330,711	336,310	321,852	321,446	—
Total noncurrent liabilities	560,595	513,758	453,011	441,329	74,511
Total shareholders' equity	382,817	187,697	192,132	217,185	202,639

(1) On April 1, 2000, the Company purchased an additional 23% interest in the Mt. Holly facility from Xstrata, an affiliate of Glencore, increasing the Company's ownership interest to 49.7%. Accordingly, the results of operations following that date reflect the increased production which resulted from that purchase. Similarly, balance sheet data as of and following December 31, 2000 includes the assets and liabilities related to the additional 23% interest in the Mt. Holly facility.

(2) On April 1, 2001, the Company purchased the Hawesville facility from Southwire Company. Simultaneously, the Company effectively sold a 20% interest in the Hawesville facility to Glencore. Accordingly, the results of operations following that date reflect the increased production which resulted from Century's 80% interest. Similarly, balance sheet data as of and following December 31, 2001 includes assets and liabilities related to the Company's 80% interest in the Hawesville facility.

(3) On January 1, 2001, the Company adopted Statement of Financial Accounting Standard ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities" and related amendments. As a result, to the extent that the Company's derivatives are designated as effective cash flow hedges, unrealized gains (losses) are reported as accumulated other comprehensive income, rather than reported in the Statement of Operations as was done in 2000. Beginning in 2001, realized gains (losses) resulting from effective cash flow hedges are reported as adjustments to net sales and cost of goods sold.

(4) In April 2003, the Company purchased Glencore's 20% interest in the Hawesville facility. Accordingly, the results of operations following that date reflect the increased production which resulted from Century's additional 20% interest in the Hawesville facility. Similarly, balance sheet data as of and following December 31, 2003 includes assets and liabilities related to the Company's additional 20% interest in the Hawesville facility.

(5) With the adoption of SFAS No. 143, "Accounting for Asset Retirement Obligations" on January 1, 2003, Century recorded an asset retirement obligation ("ARO") asset of $6,848, net of accumulated amortization of $7,372, a Deferred Tax Asset of $3,430 and an ARO liability of $14,220. The net amount initially recognized as a result of applying the Statement is reported as a cumulative effect of a change in accounting principle. The Company recorded a one-time, non-cash charge of $5,878, for the cumulative effect of a change in accounting principle.

(6) In April 2004, the Company purchased the Nordural facility. Accordingly, the results of operations following that date reflect the increased production which resulted from that purchase. Similarly, balance sheet data as of and following December 31, 2004 includes the assets and liabilities related to the interest in the Nordural facility.

(7) In August 2004, the Company refinanced $325.0 million of its senior secured first mortgage notes due 2008 with the proceeds from a private placement of $250.0 million of 7.5% senior unsecured notes due 2014 and $175.0 million of convertible senior notes due 2024. The Company recorded a loss of $47.4 million for the one-time cost of tendering these notes.

(8) In October 2004, the Company, together with Noranda, completed the joint purchase of the Gramercy, Louisiana alumina refinery owned by Kaiser and Kaiser's 49% interest in a Jamaican bauxite mining partnership. The Company uses the equity method of accounting for its investment in the joint venture. Accordingly, the results of operations following that date reflect the Company's equity in the joint venture income. Similarly, balance sheet data as of and following December 31, 2004 includes assets related to the Company's interest in the joint venture.

OFFICERS AND DIRECTORS

Officers
(As of April 1, 2005)

Craig A. Davis
Chairman of the Board
Chief Executive Officer

David W. Beckley
Executive Vice President
Chief Financial Officer

E. Jack Gates
Executive Vice President
Chief Operating Officer

Gerald J. Kitchen
Executive Vice President
General Counsel
Chief Administrative Officer

Daniel J. Krofcheck
Vice President
Treasurer

Peter C. McGuire
Vice President
Associate General Counsel

Steve Schneider
Vice President
Corporate Controller

Directors

Roman A. Bninski (2)
Partner, Law firm of
Curtis, Mallet, Prevost,
Colt & Mosle

Craig A. Davis
Chairman of the Board
Chief Executive Officer
Century Aluminum
Company

Robert E. Fishman, PH.D (2)
Senior Vice President
Calpine Corporation

John C. Fontaine (1 & 2)
Of Counsel, Law firm of
Hughes Hubbard Reed LLP
Retired President
Knight Ridder, Inc.

John P. O'Brien (1 & 2)
Managing Director
Inglewood Associates, Inc.

Stuart M. Schreiber (1)
Founder and Managing
Partner
Integis, Inc.

Jack E. Thompson (1)
Director of Tidewater Inc.,
Stillwater Mining Co. and
Phelps Dodge Corp.

Willy R. Strothotte
Chairman of the Board
Glencore International AG
Chairman of the Board
Xstrata AG

(1) Member of Compensation Committee
(2) Member of Audit Committee

FORWARD-LOOKING STATEMENTS

This annual report to shareholders contains forward-looking statements. Century has based these statements on current expectations and projections about future events. Many of these statements may be identified by the use of forward-looking words such as "expects," "anticipates," "plans," "believes," "projects," "estimates," and "potential" and variations of such words. These forward-looking statements are subject to risks, uncertainties and assumptions including, among other things, those discussed in the company's Annual Report on Form 10-K.

Although Century believes the expectations reflected in its forward-looking statements are reasonable, the company cannot guarantee its future performance or results of operations. All forward-looking statements in this report are based on information available to the company on the date of this report; however, Century is not obligated to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The risks described here should be considered when reading any forward-looking statements in this report. Given these uncertainties and risks, the reader should not place undue reliance on these forward-looking statements.

CORPORATE INFORMATION

Corporate Headquarters
Century Aluminum Company
2511 Garden Road
Monterey, CA 93940

Inquiries
Shareholders, security analysts, investors and others may contact the company at the above address or as indicated below:

In the United States
Toll Free 1-888-642-9300

Outside the United States,
Call Collect 1-831-642-9300

Website: www.centuryaluminum.com

Documents Available
The Annual Report Form 10-K filed with the Securities and Exchange Commission and the company's Code of Ethics are available without charge upon request. Write or contact our corporate secretary at the addresses or telephone numbers above.

Electronic versions of these documents also are available on the company's website.

Stock Transfer Agent
Computershare Investor Services LLC
2 North La Salle Street
Chicago, IL 60602
Telephone 312-360-5375
Fax 312-601-4335

Independent Registered Public Accounting Firm
Deloitte & Touche LLP
2500 One PPG Place
Pittsburgh, PA 15222

Stock Trading Information
Century Aluminum common stock is traded on the NASDAQ. The ticker symbol is CENX.

2004	*High*	*Low*
First Quarter	$ 29.70	$ 19.15
Second Quarter	29.40	18.64
Third Quarter	28.00	21.70
Fourth Quarter	29.10	22.42

Graphic Design: E. W. Greco & Associates, Carmel-by-the-Sea, California
Principal Photography: Gunnar Svanberg Skúlason, Reykjavik, Iceland
Additional Photography: Mark Perrott, Pittsburgh, PA


ALUMINUM